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As filed with the Securities and Exchange Commission on January 2, 2004

File No. 333-
File No. 811-01680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

                        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        /x/
                        Pre-Effective Amendment No.        / /
                        Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                        Amendment No. 45        /x/

First Variable Annuity Fund A
 (Exact Name of Registrant)

Protective Life Insurance Company
 (Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
 (Depositor's Telephone Number including Area Code)

STEVE M. CALLAWAY
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223
 (Name and Address of Agent for Service)

Copies to:
STEPHEN E. ROTH, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0158

        Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Title of Securities Being Registered:
Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

Protective Life Insurance Company First Variable Annuity Fund A PO Box 830765 Birmingham, Alabama, 35283-0765 Telephone: 1-800-228-1035 www.protective.com

PROTECTIVE LIFE INSURANCE COMPANY

INDIVIDUAL SINGLE AND FLEXIBLE PREMIUM IMMEDIATE AND DEFERRED
VARIABLE ANNUITY CONTRACTS

FUNDED IN
FIRST VARIABLE ANNUITY FUND A

        The variable annuity contracts (the "Contracts") issued by Protective Life Insurance Company (the "Company") and described in this prospectus are designed to provide annuity income benefits.

        The Contracts described herein were issued either to: (a) Qualified Plans; (b) Separately Administered Plans; or (c) Plans other than Qualified Plans or Separately Administered Plans ("Other Plans"). "Separately Administered Plans" mean: Individual retirement plans created pursuant to the provisions of the Self-Employed Individual Retirement Act of 1962 (H.R. 10 Plans) or Section 401 of the Internal Revenue Code ("Code") which meet certain criteria. The Company does not currently offer the Contracts for sale to new purchasers.

        Owners can invest, through First Variable Annuity Fund A (the "Separate Account"), in the following Investment Options:

American Century Variable Portfolios, Inc. ("ACS")
VP Income & Growth Fund, Class I Shares
VP International Fund, Class I Shares
VP UltraSM Fund, Class I Shares

Fidelity Variable Insurance Products Fund ("FMR")
VIP Contrafund® Portfolio, Service Class 2 Shares
VIP Growth & Income Portfolio, Service Class 2 Shares

Federated Insurance Series ("FIS")
Federated High Income Bond Fund II, Service Shares
Federated Prime Money Fund II
Federated Fund for U.S. Government Securities II

PBHG Insurance Series Fund, Inc. ("PBHG")
PBHG Small Cap Growth Portfolio

        The Company has discontinued sales of the Contracts. However, Owners can continue to make additional Purchase Payments to the Contracts.

        This prospectus sets forth concisely the information that an investor should know before investing. It should be read in its entirety and retained for future reference. Certain additional information is found in the Statement of Additional Information, dated the same date as this prospectus, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information is set forth on the last page of this prospectus (before any appendices). To obtain without cost a copy of the Statement of Additional Information, write or call the Company's Service Center at P. O. Box 830765, Birmingham, AL 35283-0765, (800) 228-1035.

        The Owner will generally have 10 days from receipt of the Contract in which the Contract may be returned by delivering or mailing it to the Company. Certain states may permit the Owner more than 10 days to return the Contract. Within seven days of receipt of the Contract and a written notice by the Owner, the Company will issue a refund. Unless applicable law requires a refund equal to the Purchase Payment, the Company will refund the Purchase Payment plus any increase or minus any decrease in Accumulation Value of the Contract attributable to the Purchase Payment without the payment of any Termination Charge.

        These securities have not been approved or disapproved by the SEC or any State Securities Commission, nor has the SEC or any State Securities Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        Please read this prospectus and keep it for future reference. It should be accompanied by current prospectuses of the available investment options.

The date of this prospectus is January 2, 2004

DEFINITIONS

        Accumulation Period:  The period during which Purchase Payments may be made prior to the Annuity Commencement Date.

        Accumulation Unit:  A unit of measure used in the calculation of the Accumulation Value of each Investment Division in Fund A that, in turn, is used in the calculation of the Accumulation Value of a Contract.

        Accumulation Value:  The dollar value of an Owner's interest in Fund A.

        Adjusted Value:  The dollar amount applied under one of the Annuity Options. The Adjusted Value of a Contract is equal to the Accumulation Value of a Contract determined at the end of the Valuation Period which ends immediately preceding the Annuity Commencement Date, minus the sum of any applicable taxes not previously deducted.

        Annuitant:  The person named in the application and on whose life the first Annuity Payment is to be made.

        Annuitant's Beneficiary:  The person, persons or entity named in the Company's records to receive any death benefits on the Annuitant's death. The Annuitant's Beneficiary is as specified in the application, unless changed.

        Annuity Commencement Date:  The first day of the period for which the first Annuity Payment is to be made. It is the date specified in the application, unless changed.

        Annuity Option:  The method for making Annuity Payments. The Annuity Option is as specified in the application, unless changed.

        Annuity Payments:  Payments made by the Company to the Payee during the Annuity Period.

        Annuity Period:  The period after the Annuity Commencement Date during which Annuity Payments are made.

        Annuity Unit:  A unit of measure used in the calculation of the amount of each Variable Annuity Payment from each Investment Division.

        Fixed Annuity:  An annuity with payments which do not vary with the investment experience of any separate account of the Company.

        Fund A:  The separate account established by the Company to receive and invest the Net Purchase Payments made under the Contracts.

        Investment Division:  Fund A is divided into Investment Divisions. Each Investment Division invests in a designated Investment Option or a Portfolio of an Investment Option.

        Investment Option:  An investment entity which can be selected by the Owner to be an underlying investment of the Contract.

        Issue Date:  The date on which the Contract becomes effective.

        Net Purchase Payment:  A Purchase Payment, less the Contract Issue Fee and any applicable taxes.

        Non-Qualified Contract:  A Contract that does not meet the requirements of Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Owner:  The person, persons or entity entitled to the ownership rights stated in a Contract and in whose name a Contract is issued. The Annuitant is the Owner unless another Owner is named in the application. If a Contract is owned jointly, rights and privileges under a Contract must be exercised by each Owner. Even if another Owner is named in the application, the Annuitant becomes the Owner on the Annuity Commencement Date. When the Owner and the Annuitant are the same person, any death benefit payable will be paid to the Annuitant's Beneficiary.

        Owner's Beneficiary:  The person, persons or entity named to become the new Owner if an Owner dies prior to the Annuity Commencement Date and who will receive the death benefit set forth in a Contract upon the death of an Owner prior to the Annuity Commencement Date; provided, however, that if such person is an Owner's spouse, the spouse may keep the Contract in force and will become the Owner pursuant to the terms of the Contract.

        Payee:  The recipient of Annuity Payments under a Contract either during the Annuity Period or as a death benefit prior to the Annuity Commencement Date.

        Contract Issue Fee:  A fee of $25 paid to the Company from the initial Purchase Payment made in connection with Separately Administered Plans to reimburse the Company for a portion of administrative expenses incurred in issuing the Contract.

        Contract Year:  The first Contract Year shall be the period of 12 months from the Issue Date. Subsequent Contract Years shall end on the same date in each succeeding year.

        Portfolio:  A segment of an Investment Option which constitutes a separate and distinct class of shares. It is sometimes referred to as a Fund.

        Purchase Payment:  An amount paid to the Company to provide benefits under a Contract.

        Purchase Payment Processing Fee:  A fee of $5 that may be paid to the Company from subsequent Purchase Payments after the initial investment in a Contract issued in connection with a Separately Administered Plan to reimburse the Company for some of its administrative expenses incurred in connection with processing subsequent investments in such Contracts.

        Qualified Contract:  A Contract used in connection with a retirement plan that meets the requirements of Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Sales Charge:  A charge imposed against the Purchase Payment for all Contracts except those issued in connection with Separately Administered Plans to reimburse the Company for its expenses related to distributing the Contracts.

        Service Center:  The Company's administrative service center for the Contracts is located at P.O. Box 830765, Birmingham, Alabama 35283-0765. You may also call the Company at 800-228-1035 or visit us at www.protective.com. The Company may establish additional service centers for the Contracts and/or other policies it issues.

        Termination Charge:  A charge applied against a Contract's Accumulation Value to reimburse the Company for administrative expenses incurred in connection with the termination of certain types of Contracts.

        Valuation Period:  Each business day together with any non-business days before such business day. A business day is any day the New York Stock Exchange is open for trading or any day in which the SEC requires that shares of an Investment Option be valued.

        Variable Annuity:  An annuity with payments which vary as to dollar amount in relation to the investment performance of Investment Divisions into which the Adjusted Value is allocated from time to time.

 FEE TABLE

        The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and charges that you will pay, dependent upon the type of plan with which the Contract is used, at the time that you buy the Contract, surrender the Contract, or transfer Accumulation Value between Investment Options. State premium taxes also may be deducted.

OWNER TRANSACTION EXPENSES:

	As a percentage of Purchase Payment	As a percentage of Net Amount Invested
Sales Charge on Purchase Payments
Qualified Plans	5.0%	5.26%
Separately Administered Plans	None	None
Other Plans	7.0%	7.53%
Contract Issue Fee
Qualified Plans	None
Separately Administered Plans	$25
Other Plans	None
Purchase Payment Processing Fee*
Qualified Plans	None
Separately Administered Plans	$5
Other Plans	None
Maximum Termination Charge (as a percentage of Accumulation Value withdrawn)**
Qualified Plans	None
Separately Administered Plans	2.0%
Other Plans	None
Transfer Fee
Qualified Plans	None
Separately Administered Plans	None
Other Plans	None

*	Although we currently do not impose this fee, we reserve the right to do so in the future. We do not impose this fee on initial Purchase Payments.
**	We will not impose a Termination Charge if the Owner transfers the Accumulation Value to a funding medium issued or maintained by the Company or its affiliates.

        The next table describes the fees and expenses you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses.

PERIODIC CHARGES:

Separate Account Annual Expenses (as a percentage of average Separate Account value)
Mortality and Expense Risk Charge	1.00%

Total Separate Account Annual Expenses	1.00%

        The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

        The Portfolio expenses used to prepare the next table were provided to the Company by the Portfolios. The Company has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2002. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE PORTFOLIOS:

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)	0.70%	1.69%	*

*	The range of Total Annual Portfolio Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Portfolios' advisers currently reimburse Portfolio expenses or waive fees. Please see the prospectus for each Portfolio for more information about that Portfolio's expenses.

EXAMPLE OF CHARGES:

        This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, annual Separate Account expenses, and Portfolio operating expenses. The example does not reflect transfer fees or premium taxes, which may range up to 4% depending on the jurisdiction.

        The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Portfolios (before taking into account any fee reimbursement or waiver arrangements). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Qualified Plans	$756	$1,284	$1,838	$3,338
Separately Administered Plans	$497	$1,062	$1,654	$3,256
Other Plans	$950	$1,468	$2,010	$3,478

(2) If you annuitize or do not surrender your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Qualified Plans	$756	$1,284	$1,838	$3,338
Separately Administered Plans	$293	$849	$1,430	$3,005
Other Plans	$950	$1,468	$2,010	$3,478

The example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

There is an Accumulation Unit Value history (condensed financial information) contained in Appendix A.

 HIGHLIGHTS

        The following is a brief summary of some of the important features of the Contracts described in the prospectus. The summary does not provide a full description of the Contracts. The entire prospectus should be read for that purpose. You may find it helpful to reread this summary after reading the prospectus.

Types of Contracts

        This prospectus describes Variable Annuity Contracts. Contracts are either flexible Purchase Payment deferred annuity Contracts ("Deferred Contracts") or single Purchase Payment immediate annuity Contracts ("Immediate Contracts"). Depending on the tax treatment afforded a Contract, all Contracts are either Qualified Contracts or Non-Qualified Contracts. For information concerning taxation of the Company, Fund A, the Contracts and investors, see "FEDERAL TAX CONSIDERATIONS." For information concerning the Company, see "THE COMPANY."

Deductions and Expenses of the Contracts

        The net amount invested in a Contract after deduction of any Sales Charge, Contract Issue Fee, Purchase Payment Processing Fee, and any applicable taxes described below, may be allocated to Fund A, a separate account of the Company. Each initial Net Purchase Payment for a Contract will be allocated to the Investment Division(s) of Fund A as specified by the Owner in the application. For all subsequent Net Purchase Payments, each Net Purchase Payment will be allocated to the Investment Division(s) as may then be specified by the Owner. Such net amounts are then invested by the Company in shares of the Investment Options at net asset value. The value of the Contract before the date Annuity Payments begin, and the amount of monthly variable annuity benefits payable under the Contract thereafter, will increase or decrease depending upon the investment performance of the Investment Options in which the assets of the Investment Divisions are invested.

        Owners have the right to return a Contract according to the terms of its "free look" right. The Company reserves the right to delay initial investment of Purchase Payments in the Portfolios in certain instances, but it does not currently do so. See "ACCUMULATION PERIOD."

        Sales Charge.  A Sales Charge is deducted from the Purchase Payments for a Contract as follows:

Type of Contract Subject to Sales Charge	Percentage of Purchase Payment	Percentage of Net Amount Invested
Qualified Plans	5%	5.26%
Separately Administered Plans	0%	0%
Other Plans	7%	7.53%

        Contract Issue Fee.  A charge of $25 is deducted from the initial Purchase Payment for each Contract issued under a Separately Administered Plan. The charge is intended to cover a portion of the Company's costs in establishing records reflecting ownership of the Contract and in issuing the Contract.

        Charge for Premium Taxes.  Various jurisdictions impose a premium tax (currently ranging, where imposed, from 0% to a maximum of 4.0%) on annuity premiums received by life insurance companies. The Company may charge a Contract for the amount of any premium tax levied at the time Purchase Payments are received, or, if not previously deducted, as follows: (i) at its Annuity Commencement Date; (ii) in the event of the death of the Annuitant or the Owner prior to the Annuity Commencement Date; (iii) in the event of a partial or total withdrawal; or (iv) when payable by the Company.

        Purchase Payment Processing Fee.  Although no fee is currently imposed, the Company may, in the future, impose a charge of $5 on each Purchase Payment, after the initial Purchase Payment, received in connection with Contracts for Separately Administered Plans. This charge would be to reimburse the Company for a portion of its administrative expenses incurred in processing such payments.

        Charge for Partial and Total Withdrawals.  The Accumulation Value of a Contract may be withdrawn at any time during the Accumulation Period. However, a Termination Charge of 2% of the Accumulation Value of such Contract will be imposed if the Owner of a Separately Administered Plan transfers the Accumulation Value of such Separately Administered Plan to any funding medium which is not issued or maintained by the Company or its affiliates.

        For example, if the Owner requests a $1,000.00 withdrawal and the Termination Charge is two percent of the full amount deducted from the Accumulation Value of the Contract, $1,020.41 will be the total reduction in the Accumulation Value of the Contract, with $1,000.00 paid to the Contract Owner and $20.41 paid to the Company.

        For a discussion of the tax consequences associated with certain withdrawals, see "FEDERAL TAX CONSIDERATIONS." The Termination Charge is not imposed upon annuitization of the Contract at the Annuity Commencement Date, nor is it imposed on the payment of a death benefit. (See "DEATH BENEFIT.") There is also no Termination Charge if the Contract and a written notice are returned to the Company within 10 days of receipt of the Contract by the Owner.

Other Charges

        Other charges are made daily against the assets of Fund A and the Investment Options. Charges are made against each Fund A Division at an aggregate rate of not more than 1.0% per annum for the assumption by the Company of mortality and expense risks. Each Portfolio pays monthly investment advisory fees to its investment adviser based on each Portfolio's average net assets. The Investment Options also have direct expenses, such as legal, audit, custodial, share registration and printing expenses, which may be considered to be an indirect charge against assets. See the prospectuses for the Investment Options.

Taxes

        There is a ten percent (10%) federal income tax penalty that may be applied to the income portion of any distribution from the Contracts. However, the penalty is not imposed under certain circumstances. See "FEDERAL TAX CONSIDERATIONS."

THE COMPANY

        Prior to January 1, 2004, the Contracts were issued by First Variable Life Insurance Company ("First Variable"), an affiliate of the Company. On January 1, 2004, First Variable merged with and into the Company, and the Company assumed responsibility for First Variable's obligations under the Contract. A Tennessee stock life insurance company founded in 1907, the Company provides individual life insurance, annuities, and guaranteed investment contracts. The Company is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2002, the Company had total assets of approximately $21.8 billion. The Company's principal office is located at 2801 Highway 280 South, Birmingham, Alabama 35223. The Company is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $22.0 billion at December 31, 2002.

FUND A

        The creation of Fund A was authorized on July 1, 1968 in accordance with the Arkansas Insurance Code. Fund A is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a "separate account" under the federal securities laws. Registration with the SEC does not involve supervision of management or investment practices or policies of Fund A by the SEC. Previously a separate investment account of First Variable, Fund A was transferred to the Company on January 1, 2004 in connection with the merger of First Variable with and into the Company.

        Fund A is divided into Investment Divisions. Each Investment Division invests in shares of a Portfolio of a mutual fund. The value of both Accumulation Units and Annuity Units in each Investment Division reflects the investment results of its underlying Portfolio.

        Fund A is administered and accounted for as part of the general business of the Company, but the income and gains or losses of Fund A, whether or not realized, are credited to or charged against the assets held for Fund A in accordance with the terms of the Contracts, without regard to other income and gains or losses of any other business the Company may conduct. The assets of Fund A are held separate and apart from the Company's general account and from the assets of any of the Company's affiliates. These assets are not chargeable with liabilities arising out of any other business the Company may conduct or the liabilities of any companies affiliated with the Company. However, all obligations arising under a Contract, including the obligation to make Annuity Payments, are general corporate obligations of the Company.

        While the Company is obligated to make the Variable Annuity Payments under the Contract, the amount of the payments is not guaranteed. However, payments under a Fixed Annuity option are guaranteed by the Company.

        The Company performs or provides for the performance of all functions necessary for the administration of Fund A. Included among such functions are (i) assumption of all mortality and expense risks under the Contracts and (ii) the providing of administrative services. See "DEDUCTIONS AND EXPENSES OF THE CONTRACTS, FUND A AND THE INVESTMENT OPTIONS."

ADMINISTRATION

        We perform the Contract administration at our administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing Owner requests, processing Purchase Payments, transfers, surrenders, and death benefit claims, performing record maintenance, and disbursing annuity income payments.

INVESTMENT OPTIONS

The Available Options

        You may allocate your purchase payments and existing Account Value to one or more Separate Account Investment Divisions. The currently available Portfolios for our Separate Account Investment Divisions are listed below. More complete information, including a discussion of potential risks, appears in the current prospectuses for the Funds. (The prospectuses for the Investment Options may also describe other portfolios that are not available under the Contract.) You should read this prospectus and the prospectuses for the Funds carefully before investing in any Investment Division. There is no assurance that the stated objectives and policies of any of the Portfolios will be achieved.

American Century Variable Portfolios, Inc.

VP Income & Growth Fund.

        This Fund seeks capital growth by investing in common stocks. Income is a secondary objective. The Fund is advised by American Century Investment Management, Inc.

VP International Fund.

        This Fund seeks capital growth. The Fund is advised by American Century Investment Management, Inc.

VP UltraSM Fund.

        This Fund seeks long-term capital growth. The Fund is advised by American Century Investment Management, Inc.

Federated Insurance Series

Federated High Income Bond Fund II.

        This Fund seeks high current income. The Fund is advised by Federated Investment Management Company.

Federated Prime Money Fund II.

        This Fund seeks to provide current income consistent with stability of principal and liquidity. The Fund is advised by Federated Investment Management Company.

Federated Fund for U.S. Government Securities II.

        This Fund seeks to provide current income. The Fund is advised by Federated Investment Management Company.

Fidelity Variable Insurance Products Fund

VIP Contrafund Portfolio.

        This Fund seeks long-term capital appreciation. The Fund is advised by Fidelity Management & Research Company. The Fund's subadviser is Fidelity International Investment Advisors.

VIP Growth & Income Portfolio.

        This Fund seeks high total return through a combination of current income and capital appreciation. The Fund is advised by Fidelity Management & Research Company. The Fund's subadviser is Fidelity International Investment Advisors.

 PBHG Insurance Series Fund, Inc.

PBHG Small Cap Growth Portfolio.

        This Fund seeks to provide investors with capital appreciation. The Fund is advised by Pilgrim Baxter & Associates, Ltd.

        The Company has discontinued sales of the Contracts. However, Owners can continue to make additional Purchase Payments to the Contracts.

        The investment objectives and policies of certain Portfolios that the Separate Account Investment Divisions invest in are similar to the investment objectives and policies of other funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Portfolios that the Separate Account Investment Divisions invest in may be higher or lower than the results of such other funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

        The Company may enter into certain arrangements under which it is reimbursed by the Portfolios' advisers, distributors and/or affiliates for the administrative services which it provides to the Portfolios. For Portfolios that pay 12b-1 fees, our affiliate, First Variable Capital Services, Inc., the principal underwriter for the Contracts, will receive 12b-1 fees deducted from Portfolio assets for providing certain distribution and shareholder support services to the Portfolio. The Company has entered into agreements with the investment managers or advisers of the Portfolios pursuant to which each such investment manager or adviser pays the Company a servicing fee based upon an annual percentage of the average daily net assets invested by the Separate Account (and other separate accounts of the Company and its affiliates) in the Portfolios managed by that manager or advisor. These percentages differ, and some investment managers or advisors pay us more than other investment managers or advisors. These fees are in consideration for administrative services provided to the Portfolios by the Company and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Portfolios or their shareholders. The amounts we receive under these agreements may be significant.

        Certain investment advisers have engaged sub-advisers to provide investment advice for the individual investment portfolios.

        There is no assurance that the investment objective(s) of any of the Portfolios will be met. An Owner bears the complete investment risk for Purchase Payments allocated by an Owner to an Investment Division. The Accumulation Value of a Contract will vary in accordance with the investment performance of the Investment Division(s) to which Purchase Payments are allocated after the imposition of the fees and charges assessed under the Contract.

        Dividends or capital gain distributions received from a Portfolio are reinvested in shares of that Portfolio and retained as assets of Fund A. The Portfolio shares will be redeemed, without any fee, to the extent necessary to pay taxes and annual fees relating to the Contract and to make Annuity Payments under the Contracts.

        Additional Portfolios and/or Investment Options may be made available to Owners.

Voting Rights

        In accordance with its view of present applicable law, the Company will vote the shares of the Portfolios that are in the Separate Account at regular or special meetings of the shareholders in accordance with instructions received from persons having the voting interest in the Separate Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. During the Accumulation Period, the number of votes that an Owner may cast is equal to the number of Accumulation Units credited to him or her. The Owner may vote in as many Investment Divisions as he or she has Accumulation Units of those Investment Divisions. During the Annuity Period, the number of votes which may be cast by an Owner in each Investment Division is equal to (i) the amount of the latest actuarial reserve established in the particular Investment Division to meet the annuity obligations applicable to him or her, divided by (ii) the value of an Annuity Unit in such Investment Division. Cumulative voting is not authorized. Fractional votes will be counted. During the Annuity Period, the number of votes attributed to a Contract will generally decrease, since funds set aside for each owner will decrease. An Owner is not entitled to give voting instructions with respect to Fixed Annuity benefits payable under the Contract.

        Shares of Funds are used as the investment vehicle for separate accounts of insurance companies offering variable annuity contracts and variable life insurance policies. In addition, the Funds may sell shares to certain pension and retirement plans qualifying under Section 401 of the Internal Revenue Code of 1986. The use of the Funds' shares as investments for both variable annuity contracts and variable life insurance policies and/or qualified plans is referred to as "mixed funding." The use of these shares as investments by separate accounts of unaffiliated life insurance companies is referred to as "shared funding."

        The Funds intend to engage in mixed funding and shared funding. Although the Funds do not currently foresee any disadvantage to Contract owners due to differences in redemption rates, tax treatment, or other considerations resulting from mixed funding or shared funding, the Trustees of each of the Funds will closely monitor the operation of mixed funding and shared funding and will consider appropriate action to avoid material conflict and take appropriate action in response to material conflicts which occur.

        The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to a shareholder meeting. Each Owner having a voting interest will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

Substitution of Other Securities

        Each Portfolio sells its shares to the Separate Account in accordance with the terms of a participation agreement between the appropriate investment company and the Company. The termination provisions of these agreements vary. Should a participation agreement relating to a Portfolio terminate, the Separate Account may not be able to purchase additional shares of that Portfolio. In that event, Owners may no longer be able to allocate Accumulation Value or Purchase Payments to Investment Options investing in that Portfolio. In certain circumstances, it is also possible that a Portfolio may refuse to sell its shares to the Separate Account despite the fact that the participation agreement relating to that Portfolio has not been terminated. Should a Portfolio decide to discontinue selling its shares to the Separate Account, we would not be able to honor requests from Owners to allocate Purchase Payments or transfer Accumulation Value to the Investment Option investing in shares of that Portfolio.

        We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company or unit investment trust. The new portfolios may have higher fees and charges than the ones they replaced. We will not substitute any shares attributable to a Contract's interest in the Separate Account without notice and any necessary approval of the SEC and state insurance authorities.

        We also reserve the right to establish additional Investment Options of the Separate Account, each of which would invest in shares corresponding to a new Portfolio. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Investment Options or eliminate one or more Investment Options if marketing needs, tax considerations, or investment conditions warrant. We may make any new Investment Options available to existing Owner(s) on a basis we determine. All Investment Options and Portfolios may not be available to all classes of contracts.

        If we make any of these substitutions or changes, we may by appropriate endorsement change the Contract to reflect the substitution or other change. If we deem it to be in the best interest of Owner(s) and annuitants, and subject to any approvals that may be required under applicable law, we may operate the Separate Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other separate accounts of ours. We reserve the right to make any changes to the Separate Account required by the 1940 Act or other applicable law or regulation.

THE CONTRACTS

        This prospectus offers both Deferred Contracts and Immediate Contracts. Purchase Payments may be made until retirement age is reached, which is usually not earlier than age 60 nor later than age 75. The Contract provides that it may be modified by the Company in order to maintain it in continued compliance with applicable state and federal law.

Immediate Contracts

        Under an Immediate Contract, the first Annuity Payment is made one payment period from the Issue Date. On the Issue Date, the annuity purchase rates for an Immediate Contract are applied to the Net Purchase Payment to determine the first Variable Annuity Payment based on the Annuity Option elected. As to an amount applied to an Investment Division, the number of Annuity Units is then determined by dividing such amount by the Annuity Unit value for such Investment Division for the Valuation Period which includes the seventh day prior to the Annuity Commencement Date.

        Subsequent Variable Annuity Payments are determined in accordance with the provisions set forth in the section entitled "ANNUITY PERIOD, VARIABLE ANNUITY."

Deferred Contracts

        Under a Deferred Contract, Annuity Payments may begin on any date not later than the end of the Annuitant's life expectancy according to U.S. Government tables, as selected by the Owner. If no election of an Annuity Commencement Date is made, Annuity Payments will begin on the Annuitant's attaining age 70. If no election of an Annuity Option is in effect on the 30th day prior to the Annuity Commencement Date, the Adjusted Value of the Contract will be applied under Variable Annuity Option B, for a life annuity with 120 months certain. (See "ANNUITY OPTIONS.") Distribution requirements applicable to Qualified Contracts may limit the availability of certain Annuity Options to participants in such plans. (See "TAX TREATMENT OF WITHDRAWALS — QUALIFIED PLANS.")

DEDUCTIONS AND EXPENSES OF THE CONTRACTS,
FUND A AND THE INVESTMENT OPTIONS

        Deductions and expenses related to the Contracts described in this prospectus, to Fund A and to the Investment Options are described below. If, as expected, the charges we collect from the Contracts exceed our total costs concerning the Contracts, we earn a profit. Otherwise, we incur a loss. We may use any profit to finance distribution and other expenses.

Charges to the Contracts

        Sales Charge.  A Sales Charge is deducted from the Purchase Payments for a Contract as follows:

Type of Contract Subject to Sales Charge	Percentage of Purchase Payment	Percentage of Net Amount Invested
Qualified Plans	5%	5.26%
Separately Administered Plans	0%	0%
Other Plans	7%	7.53%

        Charge for Premium Taxes.  Various jurisdictions impose a premium tax (currently ranging, where imposed, from 0% to a maximum of 4.0%) on annuity premiums received by life insurance companies. The Company may charge a Contract for the amount of any premium tax levied at the time Purchase Payments are received, or, if not previously deducted, as follows: (i) at its Annuity Commencement Date; (ii) in the event of the death of the Annuitant or the Owner prior to the Annuity Commencement Date; (iii) in the event of a partial or total withdrawal; or (iv) when payable by the Company.

        Charge for Partial and Total Withdrawals.  The Accumulation Value of a Contract may be withdrawn at any time during the Accumulation Period. However, a Termination Charge of 2% of the Accumulation Value of such Contract will be imposed if the Owner of a Separately Administered Plan transfers the Accumulation Value of such Separately Administered Plan to any funding medium which is not issued or maintained by the Company or its affiliates.

        For example, if the Owner requests a $1,000.00 withdrawal and the Termination Charge is two percent of the full amount deducted from the Accumulation Value of the Contract, $1,020.41 will be the total reduction in the Accumulation Value of the Contract, with $1,000.00 paid to the Contract Owner and $20.41 paid to the Company.

        For a discussion of the tax consequences associated with certain withdrawals, see "FEDERAL TAX CONSIDERATIONS". The Termination Charge is not imposed upon annuitization of the Contract at the Annuity Commencement Date, nor is it imposed on the payment of a death benefit. (See "DEATH BENEFIT".) There is also no Termination Charge if the Contract and a written notice are returned to the Company within 10 days of receipt of the Contract by the Owner.

        Contract Issue Fee.  A charge of $25 is deducted from the initial Purchase Payment for each Contract issued under a Separately Administered Plan. The charge is intended to cover a portion of the Company's costs in establishing records reflecting ownership of the Contract and in issuing the Contract.

        Purchase Payment Processing Fee.  Although no fee is currently imposed, the Company may, in the future, impose a charge of $5 on each Purchase Payment, after the initial Purchase Payment, received in connection with Contracts for Separately Administered Plans. This charge would be to reimburse the Company for a portion of its administrative expenses incurred in processing such payments.

Charges to Fund A

        To compensate the Company for assuming mortality and expense risks under the Contract, Fund A will incur a daily charge at an annualized rate of 1.0% of the average daily net asset value of Fund A. The charge is guaranteed and may not be increased by the Company.

Charges to the Investment Options

        Each Portfolio pays monthly investment advisory fees. The Investment Options also have direct expenses, such as legal, audit, custodial, share registration and printing expenses, which may be considered to be an indirect charge against assets. See the Fund prospectuses for more information about the deductions from and the expenses paid out of the assets of the Funds. (The prospectuses for the Funds may also describe other portfolios that are not available under the Contract.)

ACCUMULATION PERIOD

Free Look Right

        An Owner has the right to review a Contract during an initial inspection period specified in the Contract and, if dissatisfied, to return it to the Company or to the agent through whom it was purchased. When the Contract is returned to the Company during the permitted period, it will be voided as if it had never been in force. The Company will ordinarily refund the Accumulation Value (which may be greater or less than the Purchase Payments received) on a Contract returned during the permitted period, unless a different amount is required. The "free look" period is at least 10 days, and may be greater depending on state requirements.

Delayed Investment Start Date

        Purchase Payments are generally allocated to the Investment Divisions selected by the Owner. In certain instances, however, the Company reserves the right to allocate Purchase Payments to the Federated Prime Money Fund II Investment Division for a period of up to 5 days beyond a "free look" inspection period before they will be invested (together with any investment gain) in any other Investment Divisions(s) designated by the Owner. If the Company elects to delay such initial investments in Investment Divisions, the delay would apply where a Contract is issued: (a) in a state which requires that Purchase Payments less withdrawals be refunded upon the exercise of (i) a "free look" right or (ii) an inspection right following a "replacement" of an existing life insurance or annuity contract; or (b) as an Individual Retirement Annuity (or as the initial investment of an Individual Retirement Account).

        On the date of this prospectus, the Company does not delay investment start dates and, should it elect to do so, it will so advise prospective investors in a Contract.

Purchase Payment Amounts

        The initial Purchase Payment and any subsequent Purchase Payments must be at least $50; provided, however, that the minimum investment by means of a payroll deduction plan or monthly pre-authorized bank draft is $300 per year. The $300 minimum per year is waived for a Separately Administered Plan when necessary to make the plan nondiscriminatory under the requirements of the Code or ERISA.

        If a Purchase Payment would cause the Accumulation Value to exceed $1,000,000 or if the Accumulation Value already exceeds $1,000,000, additional Purchase Payments will be accepted only with the prior approval of the Company.

        We do not always receive your Purchase Payments on the day you send them or give them to your sales representative.

When an Accumulation Unit is Valued

        The value of an Accumulation Unit is calculated each day the New York Stock Exchange is open for trading, or any day the SEC requires that the securities of mutual funds, unit investment trusts or other investment portfolios be valued. A day on which such valuation takes place is termed a "Valuation Date."

Crediting Accumulation Units

        Each initial Net Purchase Payment for a Contract will be allocated to the Investment Division(s) of Fund A as specified by the Owner in the application. Each Net Purchase Payment will be credited to the Contract as specified by the Owner in the form of Accumulation Units. The number of Accumulation Units to be credited to a particular Investment Division is determined by dividing the dollar amount allocated to each specified Investment Division by such Investment Division's Accumulation Unit value next computed following the acceptance of the investment of the allocated amount by the Portfolio in which the Investment Division invests. A Contract's Accumulation Value may be allocated to no more than five Investment Divisions at any one time.

        Persons desiring to purchase a Contract must send a completed application and an initial Purchase Payment to the Company at its Service Center. If the application can be accepted in the form received, the initial Purchase Payment generally will be credited to the Contract within two business days after receipt. (See "Delayed Investment Start Date.") Acceptance of any application is subject to approval by the Company. If the initial Purchase Payment cannot be credited within five business days after receipt because the application is incomplete, the Company will contact the applicant and explain the reason for the delay. The Company will not retain a Purchase Payment for more than five business days while processing an incomplete application unless it has been authorized by the purchaser.

Accumulation Unit Value

        The value of an Accumulation Unit for each Investment Division was established at $10.00 for the first Valuation Period. The value of an Accumulation Unit increases or decreases in proportion to the net investment return of the Investment Division. Such value is determined by multiplying the value of an Accumulation Unit on the immediately preceding valuation date by the Net Investment Factor for the period since that date. Because the Owner bears the investment risk, there is no guarantee as to the Accumulation Value of a Contract; such value may be less than, equal to, or more than the amounts initially allocated to the Investment Divisions. Investment performance of the Portfolios, Portfolio expenses, and the deduction of certain Contract charges will affect Accumulation Unit Values.

Transfer of Variable Accumulation Units

        Before the Annuity Commencement Date, the Owner may transfer the Accumulation Value in a particular Investment Division to another Investment Division. No more than five transfers may be made each Contract Year. Transfers will be made using the Accumulation Unit values described below under "Determination of Accumulation Unit Values upon Transfer." The Company reserves the right to modify the transfer privilege, or to limit the amount of or reject any transfer, as it deems appropriate at any time, to prevent abuse of the transfer privilege to the disadvantage of other Owners. To the extent that the Company imposes transfer restrictions, it will apply them consistently to all Owners without waiver or exception.

Systematic Transfers — Dollar Cost Averaging

        The Company permits systematic transfers, such as a dollar cost averaging program, that an Owner may initiate by telephone or by written request to the Company at its Service Center. Through systematic transfers, designated amounts are transferred, at the close of the last Valuation Period of each pre-selected period, from a selected Investment Option to other pre-selected Investment Options. The Owner may select from among the following periods, or any other period acceptable to the Company: monthly, quarterly, semi-annually or annually. The dollar cost averaging program permits transfers from the Federated Prime Money Fund II Investment Division to other Investment Options on a regularly scheduled basis. Through use of systematic transfers, instead of transfers of the total Accumulation Value at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Systematic transfers may prevent investing too much when the price of shares is high and too little when the price of shares is low. However, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, the purchaser should consider his ability to continue purchases through periods of low price levels. The minimum amount which may be transferred at any time is $100. The Company requires $1,200 of Accumulation Value to be in the FIS Prime Money Fund II Investment Division before a "dollar cost averaging" program may begin under a Contract. Systematic transfers under the dollar cost averaging program are not taken into account for purposes of determining the number of permitted transfers within a year. The Company does not currently charge for enrolling in the dollar cost averaging program, but reserves the right to do so.

Asset Rebalancing Program

        The Company administers an asset rebalancing program that an Owner may initiate by telephone or by written request to the Company at its Service Center. The asset rebalancing program enables the Owner to indicate to the Company the percentage levels of Accumulation Value he or she would like to maintain in particular Investment Options. At the close of the last Valuation Period each pre-selected period, the Accumulation Value will be automatically rebalanced to maintain the indicated percentages by transfers among the Investment Options. The Owner may select from among the following periods, or any other period acceptable to the Company: quarterly, semi-annually or annually. All Accumulation Value must be included in the asset rebalancing program. Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work in concert with the asset rebalancing program. Therefore, Owners should monitor their use of these programs and other transfers or withdrawals while the asset rebalancing program is being used.

        Transfers under the asset rebalancing program are not taken into account for purposes of determining the number of permitted transfers within a year. The Company does not currently charge for enrolling in the asset rebalancing program, but reserves the right to do so.

Determination of Accumulation Unit Values Upon Transfer

        Following receipt of a request for a transfer at the Service Center, the Accumulation Unit Value of any Investment Division from which a transfer is made is determined at the close of the concurrent Valuation Period or, if later, at the close of the Valuation Period during which the underlying Portfolio of such Investment Division accepts and effects orders for redemption of shares relating to such transfer. Upon receipt of the transfer proceeds, the Accumulation Unit Value of any Investment Division to which a transfer is made is determined at the close of the concurrent Valuation Period or, if later, at the close of the first subsequent Valuation Period during which the underlying Portfolio of the Investment Division to which the transfer is made accepts and effects orders for purchases of shares relating to such transfer. The Accumulation Unit Value on transfer also may be affected by the requirements of the underlying Portfolio of the Investment Division to which a transfer is made, relating to the form and time of receipt of funds with which to effect such transfer.

Net Investment Factor

        The Net Investment Factor for an Investment Division's Valuation Period reflects the investment experience of the Portfolio in which the Investment Division invests as well as the charges assessed against the Investment Division. The factor is calculated by:

  (1)
  Taking the net asset value as of the end of the current Valuation Period of the Portfolio in which the Division invests.

  (2)
  Adding to (1) the amount of any dividend or capital gains distribution declared during the current Valuation Period by the Portfolio, minus any capital losses. A charge for taxes, if any, is subtracted from that amount.

  (3)
  Dividing (2) by the net asset value of the Portfolio at the end of the preceding Valuation Period.

  (4)
  Subtracting a charge not to exceed the sum of the daily mortality and expense risk charge for each day in the Valuation Period. See "CHARGES TO FUND A."

        The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an Accumulation Unit may increase or decrease or remain the same.

Accumulation Value

        The Accumulation Value of a Contract on any given date is the dollar value of a Contract. It is first determined in each Investment Division by multiplying the value of an Accumulation Unit of such Investment Division on that date by the number of Accumulation Units credited to the Contract in such Investment Division. The resulting Accumulation Value of each applicable Investment Division is then totaled to determine the Accumulation Value of that Contract. The resulting value may be reduced by the amount of any applicable taxes not previously deducted.

Withdrawal Prior to Annuity Commencement Date

        If permitted by any plan under which the Contract is issued, the Owner may surrender his or her interest in the Contract, in whole or in part, for cash before the Annuity Commencement Date. Such a withdrawal generally would result in adverse federal tax consequences to the Owner. These consequences could include (i) current taxation of payments received and (ii) penalties because of a premature distribution. (See "FEDERAL TAX CONSIDERATIONS.") The withdrawal value will be determined as of the end of the applicable Valuation Dates during which the withdrawal request is accepted.

        Any partial withdrawal is subject to a $500 minimum and, at the Company's option, may or may not be made if it would result in reducing the Accumulation Value to less than $500 on the date of withdrawal. If the Accumulation Value after any withdrawal falls below $500, we may, at our option, automatically surrender the Contract and the Accumulation Value less any applicable charges will be paid to the Owner. A withdrawal request must be accompanied by the Contract only when a complete withdrawal is requested. Both complete and partial withdrawals are subject to the possible imposition of the Termination Charge. (See "Charge for Partial and Total Withdrawals.") No withdrawals may be made after the Annuity Commencement Date.

Certain Administrative Procedures

        Described below are some of the Company's current administrative procedures. The Company reserves the right to change them from time to time.

        Transfers.  Transfers between Investment Divisions may be made either in writing in such form as the Company may require or by telephone to the Company at the Service Center. If a transfer is made by telephone, the Owner must call the Service Center by 4:00 p.m., Eastern time, and give the Company the Owner's name, Contract number and personal identification number. Calls received after such time will be processed on the next business day. The Company will confirm the transfer over the telephone and then follow up in writing. Telephone transfers may be made only after the Company has accepted a telephone authorization form from the Owner. See "Determination of Accumulation Unit Values Upon Transfer." The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company tape records all telephone instructions.

        Withdrawals.  Requests for withdrawals may be made in writing in such form as the Company may require. Under normal conditions, the Company will usually send the withdrawal funds within seven calendar days of a withdrawal request, except as the Company may be permitted to defer such payment in accordance with the 1940 Act. (See "Charge for Partial and Total Withdrawals.")

        Signature Guarantees.  Certain Contract changes and transactions require a signature guarantee. The signature must be guaranteed by a national bank or trust company (not a savings bank or federal savings and loan association), a member bank of the Federal Reserve System or a member firm of a national securities exchange. Currently, signatures must be guaranteed on written requests for withdrawals and transfers, forms for change of name, Owner and Beneficiary designation, and telephone authorization forms, if not submitted with the application for the Contract.

ANNUITY PERIOD

General

        On the Annuity Commencement Date, the Adjusted Value of a Contract will be applied, as specified by the Owner, under one of the Annuity Options provided in the Contract or under such other Annuity Option as may be agreed to by the Company. Such value may be more or less than the amount of Net Purchase Payments. Annuity Payments may be made on a fixed or variable basis or both. Annuity Payments made on a variable basis will vary with the investment experience of the Investment Divisions to which the Adjusted Value is allocated by the Owner. As selected by the Owner, Annuity Payments may begin at any time prior to the Annuitant's 70th birthday. If no election of an Annuity Commencement Date is made, Annuity Payments will begin on the Annuitant's 70th birthday.

Annuity Commencement Date

        The Annuity Commencement Date may be changed from time to time by the Owner, provided that such change is effective at least thirty days prior to the then-current Annuity Commencement Date. The new Annuity Commencement Date shall be a date, however, that is not later than the life expectancy of the Annuitant according to US Government tables measured by the Annuitant's age on the date of the change. Any change of the Annuity Commencement Date may be made by filing with the Service Center a written designation of a new Annuity Commencement Date. Any such change will become effective on the date the designation is received at the Service Center. The Annuity Commencement Date also may be changed upon the election of an Annuity Option as a method of settlement of the Death Benefit.

Assumed Investment Rate

        The assumed investment rate used by the Company is 3.5% per year. The assumed investment rate is used to determine the first monthly Variable Annuity Payment per $1,000 of Adjusted Value. It should not be inferred that such rate will bear any relationship to the actual net investment experience of Fund A.

Election and Effective Date of Election

        During the lifetime of the Annuitant and prior to the Annuity Commencement Date, the Owner may elect to have the Adjusted Value of the Contract applied on the Annuity Commencement Date under one of the Annuity Options provided in the Contract. The Owner may also change any election, but any election must be effective at least 30 days prior to the Annuity Commencement Date. This election or change may be made by filing with the Company a written election in such form as the Company may require. Any such election or change will become effective on the date it is received in good order by the Company at the Service Center.

        If no such election is in effect on the 30th day prior to the Annuity Commencement Date, the Adjusted Value of the Contract will be applied under Variable Annuity Option B, for a Life Annuity with 120 monthly payments certain. (See "Annuity Options.")

        Any such election may specify the proportion of the Adjusted Value of the Contract to be applied to Fund A and the Fixed Account. The election may also specify how all or any part of the Adjusted Value is to be allocated to the various Investment Divisions. In the event the election does not so specify, then 100% of the Adjusted Value of the Contract will be applied to the Federated Prime Money Fund II Division.

Fixed Annuity

        Each Fixed Annuity Payment is determined in accordance with the annuity purchase rates found in the Contract which are based on the minimum guaranteed interest rate of 3.5% per year or, if more favorable to the Payee, in accordance with annuity purchase rates found in similar fixed annuity contracts then being issued by the Company on the Annuity Commencement Date. Once established, Fixed Annuity Payments will not change regardless of investment, mortality or expense experience.

Variable Annuity

        The Owner may elect to allocate all or part of the Adjusted Value of the Contract to one or more Investment Divisions of Fund A. If such election is made by the Owner, the amount of Annuity Payments will be determined as follows: On the Annuity Commencement Date, the first monthly Variable Annuity payment is determined by dividing the Adjusted Value by $1,000 and multiplying the result by the appropriate monthly Variable Annuity Payment reflected in the Contract, which is guaranteed not to change. The amount of this first monthly payment is then deducted from each Investment Division in proportion to the allocation of the Adjusted Value made by the Owner. In each Investment Division, the number of Annuity Units is determined by dividing the amount of the first payment so allocated by the Annuity Unit value for the Valuation Period which includes the seventh day prior to the Annuity Commencement Date. The number of Annuity Units in each Investment Division then remains unchanged. In each Investment Division, the value of an Annuity Unit was established at $10.00 for the first Valuation Period. The dollar amount of each Variable Annuity Payment after the first may increase, decrease or remain constant, and is determined by multiplying the number of Annuity Units in each Investment Division by the Annuity Unit value in that Investment Division for the Valuation Period which includes the seventh day prior to the due date of each subsequent Annuity Payment and adding the amounts so determined from each Investment Division.

        We guarantee that the dollar amount of Variable Annuity Payments made during the lifetime of any Payee will not be adversely affected by our actual mortality experience or by our actual expenses in excess of the expense deductions provided for in the Contract and other contracts providing benefits which vary in accordance with the investment performance of the Separate Account.

Variable Annuity Unit Value

        In each Investment Division, the value of an Annuity Unit in subsequent Valuation Periods is determined by multiplying the value of the Annuity Unit at the close of the preceding Valuation Period by the product of (a) the Net Investment Factor for the Valuation Period and (b) a factor determined actuarially to neutralize the Assumed Investment Rate of 3.5%.

Transfer of Variable Annuity Units

        After the Annuity Commencement Date, the Payee may transfer the value in a particular Investment Division to another Investment Division, the value of which would be such that the dollar amount of an Annuity Payment made on the date the transfer is completed would be unaffected by the transfer. No more than five transfers may be made within each Contract Year. Transfers will be made using the Annuity Unit values for the Valuation Period as described under "Determination of Accumulation Unit Values Upon Transfer." (Also, see "Certain Administrative Procedures.")

Annuity Options

        The Annuity Payments provided by the Contract are Fixed Annuities or Variable Annuities or a combination of both, as elected by the Owner.

        The amount applied under each Annuity Option will produce a different initial Annuity Payment and stream of payments.

        No election of any Annuity Option may be made unless an initial Annuity Payment of at least $25 would be provided. If this minimum is not met, the Company reserves the right to pay the Annuity Payments in one sum or to change the frequency of Annuity Payments so that this minimum is attained.

        Option A. Life Annuity:  Monthly Annuity Payments during the lifetime of the Annuitant. It would be possible under this Option for the Annuitant to receive only one Annuity Payment if he or she dies prior to the due date of the second Annuity Payment, two if he or she dies before the third Annuity Payment date, and so forth.

        Option B. Life Annuity With Periods Certain of 60, 120, 180 or 240 Months:  Monthly Annuity Payments during the lifetime of the Annuitant and in any event for 60, 120, 180 or 240 months certain as elected by the Owner.

        Option C. Joint and Survivor Annuity:  Monthly Annuity Payments payable during the joint lifetime of the Annuitant and the designated second person and during the lifetime of the survivor, at the percentage (either 100%, 75%, 66 2/3% or 50%) elected at the Annuity Commencement Date. No further payments will be made after the survivor's death.

        Option D. Joint and Contingent Annuity:  Monthly Annuity Payments during the lifetime of the Annuitant and continuing during the lifetime of the designated second person after the death of the Annuitant at the percentage (either 100%, 75%, 66 2/3% or 50%) elected at the Annuity Commencement Date. No further payments will be made after the survivor's death.

        Option E. Fixed Payments for a Period Certain:  Fixed monthly Annuity Payments for any specified period (at least five years but not exceeding 30 years), as elected.

        Annuity Options A, B, C, and D are available on a Fixed Annuity basis, a Variable Annuity basis or a combination of both. Under Annuity Options B and E, in the event of the death of the Annuitant, the guaranteed monthly payments will be paid to the Beneficiary during the remainder of the period selected. Annuity Option E is available on a Fixed Annuity basis only. Notwithstanding the fact that a mortality risk charge is assessed against the Contract value, Annuity Option E does not involve a life contingency, and thus a mortality risk charge is incurred, but no mortality risk is assumed by the Company.

Misstatement of Age or Sex

        If the age or sex of the Annuitant (or any designated second person) has been misstated, any annuity amounts payable shall be those which the proceeds applied would have purchased at the correct age and sex. After Annuity Payments have begun, the Company will pay immediately any underpayments and will deduct any overpayments from the succeeding payments as necessary for such payments to reflect the correct age or sex.

Proof of Age and Survival

        We have the right to require evidence of the age of any Payee under Annuity Options A, B, C, and D and of the designated second person under Annuity Options C and D prior to the commencement of Annuity Payments. We also have the right to require evidence of the survival of any Payee, Annuitant, or designated second person under Annuity 0ptions A, B, C and D, as applicable, at the time any Annuity Payment is due.

Commutation

        Except as provided under "Amounts Payable on Death of Payee After Annuity Commencement Date," there shall be no right to receive, after Annuity Payments have begun, the amount available for Annuity Payments in advance of the time specified in the Annuity Option selected or automatically placed in effect.

DEATH BENEFIT

Death Benefit Provided by the Contract

        If an Owner dies while the Contract is in effect, and before the Annuity Commencement Date, the Company, upon receipt of due proof of death of the Owner, will pay a death benefit to the Owner's Beneficiary. (For Contracts owned by non-natural persons, the Annuitant will be deemed to be the Owner for this purpose and the death or a change of the Annuitant shall be treated as the death of the Owner.) If there is no Owner's Beneficiary living on the date of death of the Owner, the Company will pay the death benefit, upon receipt of due proof of the death of both the Owner and the Owner's Beneficiary, in one sum to the estate of the Owner. If the Owner's Beneficiary is not an individual or the death benefit is payable to the Owner's estate, the death benefit must be distributed within five years of the Owner's death. If the Owner's Beneficiary is an individual, such individual may receive payments in a lump sum or over a period of years not exceeding his or her life expectancy beginning not later than one year after the Owner's death. Any lump sum payment must be made within 5 years of the date of death of the Owner. If the Owner's spouse is the Owner's Beneficiary, the spouse may elect to keep the Contract in effect and become the new Owner. If the Annuitant is not the Owner and the Owner dies before the Annuity Commencement Date, except in the case of a spouse who elects to become the new Owner, all rights of the Annuitant cease upon the Owner's death.

        If the Annuitant (other than an Annuitant who is also the Owner or who is deemed to be the Owner as discussed above) dies while the Contract is in effect, while the Owner is living, and before the Annuity Commencement Date, the Company, upon receipt of due proof of death, will pay a death benefit to the Annuitant's Beneficiary, either in a lump sum within 5 years of the date of the death of the Annuitant or under one of the Annuity Options as provided under "Election and Effective Date of Election" below. If there is no Annuitant's Beneficiary living on the date of death of the Annuitant, the Company will pay the death benefit in a lump sum to the Owner upon receipt of due proof of the death of both the Annuitant and the Annuitant's Beneficiary.

        When the Annuitant is also the Owner, any Death Benefits payable will be payable to the Annuitant's Beneficiary.

        The Contract provides that upon the death of the Annuitant prior to the Annuity Commencement Date, the death benefit will be paid to the named Beneficiary.

        On or after the Annuity Commencement Date, no death benefit will be payable under the Contract except as may be provided under the Annuity Option elected or automatically placed in effect. In the event of the death of an Owner on or after the Annuity Commencement Date, benefits must be distributed at least as rapidly as the method of distribution in effect on the Owner's death.

        In all events this Contract will be continued and administered in accordance with §72(s) of the Internal Revenue Code, as amended.

Election and Effective Date of Election

        During the lifetime of the Annuitant and prior to the Annuity Commencement Date, the Owner may elect to have the death benefit of the Contract applied under one of the Annuity Options (see "Annuity Options") to effect a Variable Annuity, a Fixed Annuity, or a combination of both, for the Annuitant's Beneficiary as Payee after the death of the Annuitant or for the Owner's Beneficiary as Payee after the death of the Owner. This election may be made and subsequently revoked by filing with the Company a written election or revocation of an election in such form as the Company may require. Any election or revocation of an election of a method of settlement of the death benefit by the Owner will become effective on the date it is received in good order by the Company at the Service Center. If no election of a method of settlement of the death benefit is in effect on the date of death, the Annuitant's Beneficiary or the Owner's Beneficiary, as the case may be, may elect (a) to receive the death benefit in the form of a lump-sum payment in which event the Contract will be canceled; or (b) to have the death benefit of the Contract applied under one of the Annuity Options to effect (so long as the requirements in the "Death Benefit Provided by the Contract" section are met) a Variable Annuity, a Fixed Annuity, or a combination of both. This election may be made by filing with the Company a written election in such form as the Company may require. Any written election of a method of settlement of the death benefit will become effective on the later of: (a) the date the election is received in good order by the Company at the Service Center; or (b) the date due proof of the death of the Owner or the Annuitant, as applicable, is received by the Company at the Service Center. If a written election is not received by the Company within 60 days following the date due proof of death is received by the Company at the Service Center, the Annuitant's Beneficiary or the Owner's Beneficiary, as the case may be, if an individual, shall be deemed to have elected Variable Annuity Option B, for a life annuity with 120 months certain as of the last day of the sixty-day period.

Amounts Payable on Death of Payee after Annuity Commencement Date

        In the event of the death of a Payee on or after the Annuity Commencement Date, and prior to the expiration of a period certain under Annuity Option B or Annuity Option E, Annuity Payments for the remainder of such period certain will be paid to (a) the Annuitant's Beneficiary as such payments come due; or (b) the estate of the deceased Payee, if there is no Annuitant's Beneficiary then living, in a lump sum equal to the commuted value of such payments. All payments made in one sum by the Company are made in lieu of paying any remaining Annuity Payments under any Annuity Option then in effect. For Annuity Payments being made on a variable basis, the commuted value will be based on interest compounded annually at the assumed investment rate, and for Annuity Payments being made on a fixed basis, at the interest rate initially used in determining the amount for each payment. For Variable Annuity Payments, this calculation will also be based on the assumptions that the Annuity Unit values applicable to the remaining payments will be the Annuity Unit values for the Valuation Period which ends on the day before the date of the determination and that these values will remain unchanged thereafter.

Payment of Death Benefit

        Distribution of death benefits will be made under the limitations set forth above. (See "DEATH BENEFIT PROVIDED BY THE CONTRACT.") If the death benefit is to be paid in one sum to a Beneficiary, payment will be made within seven days of the date the Contract and due proof of death are received by the Company at the Service Center, except as the Company may be permitted to defer such payment in accordance with the 1940 Act. (See "DEFERMENT.") In the event of the death of either an Owner or the Annuitant prior to the Annuity Commencement Date, if settlement under one of the Annuity Options has been properly elected, the Annuity Commencement Date will be the business day immediately following the date of receipt of both the election and due proof of death by the Company at the Service Center.

Amount of Death Benefit

        If Annuity Payments have not begun, the death benefit is equal to the greater of (a) the Accumulation Value or (b) the sum of all Net Purchase Payments made under the Contract, less the sum of all amounts withdrawn.

        The Accumulation Unit values used in determining the amount of the death benefit will be those determined at the close of the Valuation Period in which due proof of death and the Contract are received by the Company at the Service Center.

DEFERMENT

        The Company will ordinarily make payments for death benefits, partial and total withdrawals, and transfers from the Separate Account Investment Options, or will apply the value of a Contract to provide an annuity, within seven days after receipt of the proper request. However, the Company may defer any determination of the value to be paid and payment or any application of such amount for (i) any period during which the New York Stock Exchange is closed for other than customary weekend or holiday closings or during which trading thereon is restricted by the SEC; (ii) any period during which an emergency exists as a result of which it is not reasonably practicable to sell securities or fairly determine Accumulation Unit values or Annuity Unit values; or (iii) such other period as the SEC or other regulatory authority may permit for the protection of persons having an interest in Fund A.

RETIREMENT PLAN CONDITIONS

        A Contract acquired in connection with a retirement plan or trust agreement may be subject to special tax consequences. Such plans may also limit the exercise by their participants of certain rights granted by a Contract. For example, although the Contract permits surrender of the value of a participant's Contract, the plan or trust pursuant to which the Contract was issued may not authorize the participant to exercise such right. Further, the plan or trust may provide that (i) only the Owner may exercise such right or (ii) only the Owner may exercise such right subject to the direction of the participants. Certain plans or trusts may require that a participant acquire a 100% vested or nonforfeitable interest in the benefits provided by the plan or trust before a participant may exercise any of the rights provided by the Contract. Applicants should review plans or trusts carefully and consult their tax advisers before purchasing a Contract.

OWNERSHIP PROVISIONS

Owner

        The Contract will belong to the Owner. All Contract rights and privileges may be exercised by the Owner without the consent of any Owner's Beneficiary, Annuitant or Annuitant's Beneficiary not irrevocably named, or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant except as otherwise provided in the Contract. The Annuitant becomes the Owner on and after the Annuity Commencement Date. The Annuitant's Beneficiary becomes the Owner on the death of the Annuitant after the Annuity Commencement Date.

Change of Ownership

        Ownership of a Qualified Contract may be transferred: (i) to the Annuitant; (ii) to a trustee or successor trustee of a pension or profit-sharing trust which is qualified under Section 401 of the Code; (iii) to the trustee of an Individual Retirement Account qualified under Section 408 of the Code for the benefit of the Owner; or (iv) as otherwise permitted from time to time by laws and regulations governing retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be assigned, alienated, garnished, attached or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company. The Owner of a Non-Qualified Contract may change the ownership of the Contract during the lifetime of the Annuitant and prior to the Annuity Commencement Date. The transfer of ownership may result in adverse federal tax consequences for the Owner. A change of ownership will not be binding upon the Company until written notification is received by the Company at the Service Center and will be effective as of the date on which the request for change was signed by the Owner; however, the change will be without prejudice to the Company on account of any action taken by the Company prior to receiving notice of the change.

Assignment

        A Contract may be assigned at any time before the Annuity Commencement Date unless restricted. For any assignment to be binding on the Company, the Company must receive a signed copy of it at the Service Center. The Company assumes no responsibility for the validity of any assignment. Any claim made under an assignment is subject to proof of interest and the extent of that interest.

BENEFICIARY DESIGNATIONS

        The Owner's Beneficiary and Annuitant's Beneficiary designations contained in the application will remain in effect until changed. Subject to any irrevocable designation, the Owner may change or revoke the designation of an Owner's Beneficiary or Annuitant's Beneficiary at any time while the Annuitant is living by filing with the Company a written beneficiary designation in such form as the Company may require. The change or revocation will not be binding upon the Company until it is received in good order at the Service Center. When it is so received, the change will be effective as of the date on which the designation was signed; however, the change will be without prejudice to the Company on account of any payment made or any action taken by the Company prior to receiving the change.

OTHER CHANGES IN THE CONTRACTS

        Only the President, Senior Vice President, Vice President, Secretary or Assistant Secretary of the Company has the authority to change any of the terms of the Contracts or waive any of the Company's rights. Any such change or waiver must be in writing and endorsed on the Contract.

 RIGHT TO EXCHANGE THE CONTRACT

        The Owner may exchange the Contract without Termination Charges for another of our contracts that is approved for sale at the time of the exchange with benefits that do not vary with the investment results of a separate account if:

  •
  there is a change in an investment adviser of any Portfolio in which the Contract holds Accumulation Units; or

  •
  there is a material change in the investment objectives or restrictions of any Portfolio in which the Investment Divisions invest, and in which the Contract holds Accumulation Units.

        We will notify the Owner if there is any such change. The Owner will be able to exchange the Contract within 60 days after our notice or the effective date of the change, whichever is later.

FEDERAL TAX CONSIDERATIONS

        Note: the following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

        Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. Your cost basis equals your Purchase Payments (to the extent such payments were neither deductible when made nor excludible from income) less amounts previously received from a Contract which were not includible in income. For Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

        For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the cost basis has been recovered (i.e. when the total of the excludable amount equals the cost basis) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

        The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

Diversification

        Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

        Regulations issued by the Treasury Department ("the Regulations") amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

        The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

        The Company intends that all investment portfolios underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

Investment Control

        In certain circumstances, variable contract owners may be considered the owners for federal income tax purposes of the assets of a separate account used to support their contracts. Ownership of the investments of the Separate Account could cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract and income and gains from the separate account would be includible in the Owner's gross income.

        The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service which held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

        In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

        Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

        The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts and imposition of the 10% penalty tax (described below). For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Partial 1035 Exchanges

        Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. In some circumstances, the direct transfer of a portion of an annuity contract into another annuity contract may qualify as a non-taxable exchange. However, it is unclear what specific types of partial exchange designs and transactions will qualify for such nontaxable treatment. Due to the uncertainty in this area, owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other than Natural Persons

        Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

        Any assignment or pledge (or agreement to assign or pledge) any portion of a Contract may be a taxable event. You should therefore consult competent tax advisers should you wish to assign or pledge your Contract.

        If the Contract is issued for use under a Qualified Plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

Gifting a Contract

        If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value in excess of your cost basis. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Death Benefits

        Any death benefits are taxable to the beneficiary to the extent the death benefit exceeds the cost basis. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Income Tax Withholding

        All distributions of amounts other than the Owner's cost basis are subject to federal income tax withholding. Generally, amounts are withheld from the taxable portion of periodic payments at the same rate as wages and at the rate of 10% from the taxable portion non-periodic payments (including surrenders prior to the Annuity Commencement Date). However, the Owner, in many cases, may elect not to have taxes withheld or to have withholding done at a different rate.

        Certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

        When all or part of an annuity contract or a death benefit under the Contract is transferred or paid to an individual two or more generations younger than the owner, a generation-skipping transfer tax may be owed. Under certain circumstances, Federal tax law may require the Company to withhold the tax from the Contract and pay it directly to the Internal Revenue Service.

Tax Treatment of Withdrawals — Non-Qualified Contracts

        Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the Owner's cost basis, any amount withdrawn will be treated as coming first from earnings. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after you reach age 59 1/2; (b) after your death; (c) if you become totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

        With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

        The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals — Qualified Contracts" below.)

        The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA or Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract.

Qualified Plans

        The Contracts are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Company specifically consents to be bound. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

        A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a Qualified Plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a Qualified Plan. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

        Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals — Qualified Contracts" below.)

        On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

        a. Tax-Sheltered Annuities

        Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. Contributions may be made to the Contracts for the benefit of employees of these qualifying employers. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals Qualified Contracts" and "Tax-Sheltered Annuities — Withdrawal Limitations" below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

        b. Individual Retirement Annuities

        The Contracts offered by the prospectus are designed to be suitable for use as an Individual Retirement Annuity (IRA). Generally, individuals who purchase IRAs are not taxed on increases to the value of the contributions until distribution occurs. Following is a general description of IRAs with which the Contract may be used. The description is not exhaustive and is for general informational purposes only.

        Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals — Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

        c. Pension and Profit-Sharing Plans

        Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Special considerations apply to plans covering self-employed individuals, including limitations on contributions and benefits for key employees or 5 percent owners. (See "Tax Treatment of Withdrawals — Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

        d. Government and Tax-Exempt Organizations' Deferred Compensation Plan Under Section 457

        Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation Plans under Section 457 of the Code. The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. There are limitations on the maximum amount which can be deferred in any one year and in limited circumstances, the plan may provide for additional catch-up contributions. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

        All of the assets and income of a Plan established by a governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Plan of a tax exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

        In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participating employee:

  •
  attains age 70 1/2,

  •
  separates from service,

  •
  dies, or

  •
  suffers an unforeseeable financial emergency as defined in the Code.

        Under present federal tax law, amounts accumulated in a Plan under section 457 of the Code can be transferred on a tax-deferred basis to other Plans under section 457 and can be rolled over on a tax-deferred basis to certain Qualified Plans.

Tax Treatment of Withdrawals — Qualified Contracts

        In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified

Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2 (b) following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) made to an alternate payee pursuant to a qualified domestic relations order; (g) made on account of an IRS levy upon the qualified contract; (h) from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions up to $10,000 from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. However, the owner may make a non-taxable transfer to an ex-spouse under a property settlement or divorce decree.

        The exception stated in (c) above applies to a Contract issued in connection with a Qualified Plan under Code Section 401(a) only after a separation from service. With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Sheltered Annuities — Withdrawal Limitations

        The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); (5) in the case of hardship; or (6) made pursuant to a qualified domestic relations order, if otherwise permissible. However, withdrawals for hardship are restricted to the portion of the Owner's contract value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers and certain rollovers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Mandatory Distributions — Qualified Plans

        Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

        The Internal Revenue Service has issued final and temporary regulations regarding required minimum distributions from qualified plans. These new rules were effective January 1, 2002.

Tax Advice and Other Taxes

        The description in this prospectus of the federal tax treatment of amounts invested and received under the Contracts is not intended as tax advice and is for general informational purposes only. For complete information on such federal and state tax consequences, a competent tax adviser should be consulted.

        The discussion of federal tax consequences in this prospectus is based on the law in effect on the date of this prospectus, which is subject to change. Tax laws affecting variable annuities have changed in recent years and numerous proposals for additional changes continue to be considered by the IRS and Congress.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

        First Variable Capital Services, Inc. ("FVCS"), 2801 Highway 280 South, Birmingham, Alabama, 35223, a wholly-owned subsidiary of the Company, is the principal underwriter and distributor of the Contracts. The Contracts are sold by broker-dealers who are members of the NASD, Inc. FVCS is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is also a member of the NASD, Inc. We offer the Contracts on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time. We are no longer offering the Contract for sale to new purchasers.

        We and FVCS have agreements with various broker-dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable annuity contracts. The commissions payable to a broker-dealer for sales of the Contracts may vary with the sales agreement, but are not expected to exceed 6.00% of Purchase Payments. As compensation for marketing, training and/or other services provided, we may pay broker-dealers wholesaler fees, training fees, asset-based amounts, bonuses, overrides and expense and/or marketing allowances in addition to ordinary commissions. These payments, which may be different for different broker-dealers, will be made by the Company or FVCS out of their own assets and will not change the amounts paid by Owners to purchase, hold, or surrender their Contracts. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts.

        Additionally, FVCS receives fees assessed against shares of many of the Portfolios attributable to the Contracts. These Portfolios have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act for the class of shares sold to certain Separate Account Investment Options. The plans permit these Portfolios to pay fees out of their assets to broker-dealers that distribute that class of shares. FVCS may pay some or all of these amounts to us as compensation for our provision of distribution and shareholder support services relating to the Contracts on FVCS' behalf.

        We pay commissions to broker-dealers through FVCS. FVCS does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of FVCS' operating and other expenses. During the years ended December 31, 2002, 2001, and 2000, FVCS received no commissions.

LEGAL PROCEEDINGS

        The Company and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on FVCS's, the Company's or the Separate Account's financial position.

PERIODIC REPORTS

        During the Accumulation Period, the Company will send the Owner, at least once during each Contract Year, a statement showing the number, type and value of the Accumulation Units credited to the Contract, which statement shall be accurate as of a date not more than two months prior to the date of mailing. In addition, the Owner will receive such reports or prospectuses concerning Fund A and the Investment Options as may be required by the 1940 Act and the Securities Act of 1933. The Company will also send such statements reflecting transactions in the Contract as may be required by applicable laws, rules and regulations.

STATE REGULATION

        The Company is subject to the laws of Tennessee governing life insurance companies and to regulation by the Tennessee Commissioner of Insurance (the "Commissioner"). An annual statement, in a prescribed form, is filed with the Commissioner on or before March 1 of each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. Its books and assets are subject to review and examination by the Commissioner at all times, and a full examination of its operations is conducted by regulatory authorities at least once every three years.

        In addition, the Company is subject to the insurance laws and regulations of the other jurisdictions in which it is licensed to do business. Generally, the insurance departments of such jurisdictions apply the laws of Tennessee in determining the permissible investments of the Company.

RESERVATION OF RIGHTS

        The Company reserves the right at any time to add or delete certain types of Contracts for sale. The Company also reserves the right, in compliance with applicable law (including any required approval by the SEC), to make available additional mutual funds in order to enhance the investment choices available to Owners. The Company has agreed with the SEC that Fund A will invest only in mutual funds which have undertaken to have a board of directors (a majority of whom are not interested persons of the mutual fund) which would formulate and approve any plan under Rule 12b-1 of the 1940 Act to finance distribution expenses. The Company reserves the right, subject to compliance with applicable law, to change the name of Fund A.

 SUSPENSION OF CONTRACTS

        If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, partial or total withdrawals, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

INQUIRIES

        Any inquiries by an Owner about a Contract should be directed to the Company's Service Center at P. O. Box 830765, Birmingham, Alabama 35283-0765, (800) 228-1035.

PRIOR CONTRACTS

        The Company previously issued other variable annuity contracts funded in Fund A, ("prior policies") which continue to be funded in Fund A on the date of this prospectus. These contracts were issued to: (i) individuals who wanted an annuity contract outside the scope of an employer-sponsored plan or an individual retirement annuity; (ii) employees covered under employer pension, profit-sharing, annuity and certain deferred compensation plans qualified under the Code; or (iii) individuals through an individual retirement annuity described in Section 408(b) of the Code. Not all Investment Divisions described in this prospectus are available to Owners of such prior policies.

FINANCIAL STATEMENTS

        The Company's financial statements and the financial statements of Fund A are included in the Statement of Additional Information.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

General Information and History	3
Independent Accountants	3
Legal Matters	3
Custody of Assets	3
Additional Contract Provisions	4
Financial Statements	5

 APPENDIX A
ACCUMULATION UNIT DATA

Accumulation Units

        The following tables show, for each Sub-Account, Accumulation Unit values and outstanding Accumulation Units for the classes of Accumulation Units available in the variable annuity contracts as of December 31 of each year listed. For charges associated with each class of Accumulation Units, see the Fee Table.

        You should read the information in the following table in conjunction with the Separate Account's financial statements and the related notes in the Statement of Additional Information.

	Period Ended 9/30/03	Year Ended 2002	Year Ended 2001	Year Ended 2000	Year Ended 1999	Year Ended 1998
Growth Division (1)
Beginning of Period	$—	$—	$392.82	$464.85	$349.00	$264.47
End of Period	$—	$—	$0.00	$392.82	$464.85	$349.00
No. of Accum. Units Outstanding	0	0	0	23,065	26,053	110,409
Growth & Income Division
Beginning of Period (6/15/96)	$—	$—	$14.84	$13.78	$13.09	$11.76
End of Period	$—	$—	$0.00	$14.84	$13.78	$13.09
No. of Accum. Units Outstanding	0	0	0	6,211	6,211	101,460
High Income Bond Division
Beginning of Period	$—	$—	$23.55	$26.86	$26.64	$26.12
End of Period	$—	$—	$0.00	$23.55	$26.86	$26.64
No. of Accum. Units Outstanding	0	0	0	289	289	27,110
Matrix Equity Division (2)
Beginning of Period	$—	$—	$37.26	$43.59	$38.57	$32.17
End of Period	$—	$—	$0.00	$37.26	$43.59	$38.57
No. of Accum. Units Outstanding	0	0	0	—	—	29,503
VIST Multiple Strategies Division
Beginning of Period	$—	$—	$41.83	$48.31	$38.13	$29.82
End of Period	$—	$—	$0.00	$41.83	$48.31	$38.13
No. of Accum. Units Outstanding	0	0	0	5,600	5,600	86,560
	Year Ended 1997	Year Ended 1996	Year Ended 1995	Year Ended 1994	Year Ended 1993	Year Ended 1992
Growth Division (1)
Beginning of Period	$216.09	$173.49	$127.79	$130.10	$120.46	$131.71
End of Period	$264.47	$216.09	$173.49	$127.79	$130.10	$120.46
No. of Accum. Units Outstanding	113,511	117,250	134,326	141,689	158,790	184,141
Growth & Income Division
Beginning of Period (6/15/96)	$9.27	$10.00
End of Period	$11.76	$9.27
No. of Accum. Units Outstanding	23,175	2,633
High Income Bond Division
Beginning of Period	$23.23	$20.54	$17.44	$18.95	$16.66	$14.54
End of Period	$26.12	$23.23	$20.54	$17.44	$18.95	$16.66
No. of Accum. Units Outstanding	22,513	13,294	12,200	11,637	10,310	8,164
Matrix Equity Division (2)
Beginning of Period	$26.62	$25.70	$19.45	$19.86	$17.01	$17.00
End of Period	$32.17	$26.62	$25.70	$19.45	$19.86	$17.01
No. of Accum. Units Outstanding	21,980	19,095	16,335	13,606	12,418	9,731
VIST Multiple Strategies Division
Beginning of Period	$24.73	$21.11	$16.12	$16.94	$15.49	$15.09
End of Period	$29.82	$24.73	$21.11	$16.12	$16.94	$15.49
No. of Accum. Units Outstanding	69,662	59,245	56,510	81,067	89,213	88,222

(1)	Prior to May 1, 1997, the Growth Division was known as the "Common Stock Division."
(2)	Prior to May 1, 1997, the Matrix Equity Division was known as the "Tilt Utility Division" and had different investment policies.

	Period Ended 9/30/03	Year Ended 2002	Year Ended 2001	Year Ended 2000	Year Ended 1999	Year Ended 1998
FIS Prime Money Fund II (3)
Beginning of Period	$18.41	$18.33	$17.85	$17.02	$16.43	$15.81
End of Period	$18.37	$18.41	$18.33	$17.85	$17.02	$16.43
No. of Accum. Units Outstanding	9,827	21,641	26,456	6,443	17,231	65,494
VIST Small Cap Growth Division (4)(5)
Beginning of Period (6/15/96)	$—	$—	$14.57	$17.34	$9.71	$10.11
End of Period	$—	$—	$0.00	$14.57	$17.34	$9.71
No. of Accum. Units Outstanding	0	0	0	6,182	3,400	50,548
VIST U.S. Government Bond Division (5)
Beginning of Period	$—	$—	$24.91	$22.02	$22.67	$21.24
End of Period	$—	$—	$0.00	$24.19	$22.02	$22.67
No. of Accum. Units Outstanding	0	0	0	10,447	10,447	70,506
VIST World Equity Division (5)
Beginning of Period	$—	$—	$29.89	$32.12	$20.87	$20.05
End of Period	$—	$—	$0.00	$29.89	$32.12	$20.87
No. of Accum. Units Outstanding	0	0	0	1,239	—	50,471
FMR Contrafund (Service Class 2 Shares)
Beginning of Period	$8.55	$9.55	$0.00
End of Period	$9.76	$8.55	$9.55
No. of Accum. Units Outstanding	42,027	55,091	55,091
FIS High Income Bond Fund II
Beginning of Period	$9.79	$9.76	$0.00
End of Period	$11.29	$9.79	$9.76
No. of Accum. Units Outstanding	34,121	47,246	47,246
	Year Ended 1997	Year Ended 1996	Year Ended 1995	Year Ended 1994	Year Ended 1993	Year Ended 1992
FIS Prime Money Fund II (3)
Beginning of Period	$15.22	$14.67	$14.05	$13.69	$13.49	$13.20
End of Period	$15.81	$15.22	$14.67	$14.05	$13.69	$13.49
No. of Accum. Units Outstanding	59,406	61,128	59,872	61,727	56,746	67,192
VIST Small Cap Growth Division (4)
Beginning of Period (6/15/96)	$10.13	$10.00
End of Period	$10.11	$10.13
No. of Accum. Units Outstanding	44,029	14,492
VIST U.S. Government Bond Division
Beginning of Period	$19.62	$19.36	$16.27	$16.89	$15.60	$14.84
End of Period	$21.24	$19.62	$19.36	$16.27	$16.89	$15.60
No. of Accum. Units Outstanding	74,326	104,173	106,089	147,431	149,397	157,098
VIST World Equity Division
Beginning of Period	$18.42	$16.55	$13.45	$12.35	$10.63	$10.94
End of Period	$20.05	$18.42	$16.55	$13.45	$12.35	$10.63
No. of Accum. Units Outstanding	55,698	51,344	41,403	35,011	25,001	14,564
FMR Contrafund (Service Class 2 Shares)
Beginning of Period
End of Period
No. of Accum. Units Outstanding
FIS High Income Bond Fund II
Beginning of Period
End of Period
No. of Accum. Units Outstanding

(3)	On January 2, 1997, shares of Federated Prime Money Fund II were substituted for shares of the VIST Cash Management Portfolio. Accumulation Unit Values prior to that date are based on the value of VIST Cash Management Portfolio shares held for the periods shown.
(4)	Prior to May 1, 1997, the Small Cap Growth Division was known as the "Small Cap Division."
(5)	On December 28, 2001, shares of the PBHG Small Cap Growth Portfolio were substituted for shares of the VIST Small Cap Growth Division, shares of the Federated U.S. Government Securities Fund II were substituted for shares of the VIST U.S. Government Bond Division, and shares of the American Century VP International Fund were substituted for shares of the VIST World Equity Division.

	Period Ended 9/30/03	Year Ended 2002	Year Ended 2001	Year Ended 2000	Year Ended 1999	Year Ended 1998
PBHG Small Cap Growth
Beginning of Period	$5.03	$8.43	$0.00
End of Period	$7.10	$5.03	$8.43
No. of Accum. Units Outstanding	46,772	48,205	50,315
FMR Growth & Income (Service Class 2 Shares)
Beginning of Period	$7.87	$9.56	$0.00
End of Period	$8.95	$7.87	$9.56
No. of Accum. Units Outstanding	34,860	48,024	47,948
ACS VP International Growth
Beginning of Period	$6.46	$8.19	$0.00
End of Period	$7.01	$6.46	$8.19
No. of Accum. Units Outstanding	5,831	5,831	9,542
ACS VP Income & Growth
Beginning of Period	$7.42	$9.30	$0.00
End of Period	$8.43	$7.42	$9.30
No. of Accum. Units Outstanding	20,500	5,195	5,195
FIS U.S. Government Securities Fund II
Beginning of Period	$11.25	$10.42	$0.00
End of Period	$11.39	$11.25	$10.42
No. of Accum. Units Outstanding	25,767	38,358	38,358
ACS VP Ultra
Beginning of Period	$7.24	$9.47	$0.00
End of Period	$8.21	$7.24	$9.47
No. of Accum. Units Outstanding	266,765	274,682	296,552
	Year Ended 1997	Year Ended 1996	Year Ended 1995	Year Ended 1994	Year Ended 1993	Year Ended 1992
PBHG Small Cap Growth
Beginning of Period
End of Period
No. of Accum. Units Outstanding
FMR Growth & Income (Service Class 2 Shares)
Beginning of Period
End of Period
No. of Accum. Units Outstanding
ACS VP International Growth
Beginning of Period
End of Period
No. of Accum. Units Outstanding
ACS VP Income & Growth
Beginning of Period
End of Period
No. of Accum. Units Outstanding
FIS U.S. Government Securities Fund II
Beginning of Period
End of Period
No. of Accum. Units Outstanding
ACS VP Ultra
Beginning of Period
End of Period
No. of Accum. Units Outstanding

        Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to First Variable's Investment Products Division, customer service center address at P.O. Box 830765, Birmingham, Alabama, 35283-0765.

        Please send me a free copy of the Statement of Additional Information for the First Variable Annuity Fund A.

Name

Address

City, State, Zip

Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION

FIRST VARIABLE ANNUITY FUND A
AND
PROTECTIVE LIFE INSURANCE COMPANY

STATEMENT OF ADDITIONAL INFORMATION

January 2, 2004

        This Statement of Additional Information is not a Prospectus. This document should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. A copy of the Prospectus may be obtained by writing or calling the company at: P.O. Box 830765, Birmingham, Alabama 35283-0765, (800) 228-1035.

2

GENERAL INFORMATION AND HISTORY

        First Variable Annuity Fund A ("Fund A") is a separate account of the Company. The Company is a wholly-owned subsidiary of Protective Life Corporation of Birmingham, Alabama. Information regarding the Company, its ownership and history is contained in the prospectus.

INDEPENDENT ACCOUNTANTS

        The statement of assets and liabilities of First Variable Annuity Fund A as of December 31, 2002 and the related statements of operations and changes in net assets for the year then ended and the consolidated balance sheets of Protective Life Insurance Company as of December 31, 2002 and 2001 and the related consolidated statements of income, share-owner's equity and cash flows for each of the three years ended December 31, 2002 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been so included herein in reliance on the reports of PricewaterhouseCoopers LLP, Birmingham, Alabama, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The statement of changes in net assets of First Variable Annuity Fund A for the year ended December 31, 2001 has been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing. Their principal business address is 303 East Wacker Drive, Chicago, IL 60601-5212

        With respect to the unaudited financial information for Protective Life and its subsidiaries for the three and nine-month periods ended September 30, 2003 and 2002, included in this Registration Statement on Form N-4 ("Registration Statement"), the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report in this Registration Statement states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933, as amended.

        The statements of assets and liabilities of First Variable Annuity Fund A as of September 30, 2003, and the related statements of operations and changes in net assets for the nine-month period then ended, appearing herein, are unaudited.

LEGAL MATTERS

        Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

CUSTODY OF ASSETS

        The Company holds the assets of Fund A. These assets are held separate and apart from the General Account.

3

 ADDITIONAL CONTRACT PROVISIONS

The Contract

        The entire contract consists of the Contract and attached application. All statements made in the application will, in the absence of fraud, be deemed representations and not warranties, and no statement will void the Contract or be used in defense to a claim under the Contract unless it is contained in the application and a copy of the application is attached at issue. Only our President, Vice President, Secretary, or Assistant Secretary have the authority to change any of the terms of the Contract or to waive any of our rights. Any such change or waiver must be in writing and endorsed on the Contract.

Incontestability

        The Contract will be incontestable after it has been in force for a period of two years from the Issue Date.

Modification

        We may modify the Contract in order to maintain it in continued compliance with applicable state and federal law. In the event of any such modification, we may make appropriate endorsement to the Contract to reflect the modification.

Non-Participating

        The Contract is non-participating and will not share in any of our profits.

Protection of Proceeds

        To the extent permitted by law, Death Benefits and Annuity Payments will be free from legal process and the claim of any creditor of the person entitled to them. No payment and no amount held by us can be taken or assigned in advance of its payment date unless we receive the Owner's written consent.

Periodic Reports

        During the Accumulation Period we will send the Owner, at least once during each Contract Year, a statement showing the number, type, and value of the Accumulation Units credited to the Contract.

Payments by Us

        All sums payable by us under the Contract are payable at our Service Center. We may require surrender of the Contract as a condition to the payment of any benefits.

Determination of Values

        The method of determination by us of the number and value of Accumulation Units and Annuity Units shall be conclusive upon you, the Owner, any Payee and any beneficiary.

Information to be Furnished to Us

        The Owner will furnish all information that we may reasonably require for the administration of the Contract. We will not be liable for the fulfillment of any obligations in any way dependent on such information until we receive such information in a form satisfactory to us.

Termination

        The Contract will automatically continue in full force in accordance with its terms without additional Purchase Payments until the earliest to occur of the following events: (1) your death, (2) the death of the

4

Owner, (3) withdrawal(s) to the extent that the Accumulation Value falls below $500, or (4) the Annuity Commencement Date.

FINANCIAL STATEMENTS

        The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

5

        All other schedules to the financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Accountants

To the Board of Directors and Stockholders of
First Variable Life Insurance Company and
    Contract Owners of First Variable Annuity Fund A

        In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of First Variable Annuity Fund A (the Fund) at December 31, 2002 and the results of its operations and changes in net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 13, 2003

The Board of Directors and Policyholders of First Variable
Life Insurance Company and Contract Owners of
First Variable Annuity Fund A:

We have audited the accompanying statement of changes in net assets of each of the sub-accounts comprising First Variable Life Insurance Company — First Variable Annuity Fund A, for each of the periods indicated in the year ended December 31, 2001, and the financial highlights for each of the periods indicated in the year then ended. These financial statements and financial highlights are the responsibility of the First Variable Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement and financial highlights referred to above present fairly, in all material respects, the changes in net assets of the sub-accounts comprising First Variable Life Insurance Company — First Variable Annuity Fund A for each of the periods indicated for the year ended December 31, 2001 and the financial highlights for each of the periods indicated in the year then ended, in conformity with accounting principles generally accepted in the United States of America.

s /KPMG LLP/

Chicago, Illinois
April 30, 2002

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2002
(In Thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity	U.S. Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Assets
Investments in mutual funds at fair value	$399	$—	$—	$—	$—	$—	$—	$—	$—

Total assets	399	0	0	0	0	0	0	0	0

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Net Assets	$399	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2002
(In Thousands)

	Fidelity Contrafund	Federated High Income Bond	Pilgrim Baxter Small Cap Growth	Fidelity Growth & Income	American Century VP Int'l	American Century VP Income & Growth	Federated US Government II	American Century VP Ultra	Total
Assets
Investments in mutual funds at fair value	$471	$463	$243	$378	$38	$39	$431	$2,024	$4,486

Total assets	471	463	243	378	38	39	431	2,024	4,486

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	34	34

Net Assets-	$471	$463	$243	$378	$38	$39	$431	$1,990	$4,452

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002
(In Thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity	U.S. Government Bond Division	World Equity Division	Growth & Income Division	Small Capital Growth Division
Investment income — dividends-	$7	$0	$0	$0	$0	$0	$0	$0	$0
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	5	0	0	0	0	0	0	0	0

Net investment income (loss)	2	0	0	0	0	0	0	0	0

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	0	0	0	0	0	0	0	0	0
Net unrealized appreciation (depreciation) on investments during the period	0	0	0	0	0	0	0	0	0
Capital gain distribution	0	0	0	0	0	0	0	0	0

Net realized and unrealized gain (loss) on investments	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations-	$2	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	Fidelity Contrafund	Federated High Income Bond	Pilgrim Baxter Small Cap Growth	Fidelity Growth & Income	American Century VP Int'l	American Century VP Income & Growth	Federated US Government II	American Century VP Ultra	Total
Investment income — dividends-	$4	$45	$0	$6	$1	$0	$15	$5	$83
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	5	4	3	4	1	0	4	24	50

Net investment income (loss)	(1)	41	(3)	2	0	0	11	(19)	33

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	0	0	(3)	(1)	(3)	0	0	(24)	(31)
Net unrealized appreciation (depreciation) on investments during the period	(54)	(39)	(158)	(82)	(8)	(9)	20	(596)	(926)
Capital gain distribution	0	0	0	0	0	0	0	0	—

Net unrealized and unrealized gain (loss) on investments	(54)	(39)	(161)	(83)	(11)	(9)	20	(620)	(957)

Net increase (decrease) in net assets resulting from operations-	$(55)	$2	$(164)	$(81)	$(11)	$(9)	$31	$(639)	$(924)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2002
(In Thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity	U.S. Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
From operations:
Net investment income (loss)	$2	$0	$0	$0	$0	$0	$0	$0	$0
Realized gain (loss) on fund shares redeemed	0	0	0	0	0	0	0	0	0
Net unrealized appreciation (depreciation) on investments during the period	0	0	0	0	0	0	0	0	0
Capital gains distributions	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations	2	0	0	0	0	0	0	0	0

From contract owner transactions:
Surrenders	(88)	0	0	0	0	0	0	0	0

Increase (decrease) in net assets from contract owner transactions	(88)	0	0	0	0	0	0	0	0

Increase (decrease) in net assets	(86)	0	0	0	0	0	0	0	0
Net assets at beginning of period	485	0	0	0	0	0	0	0	0

Net assets at end of period	$399	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	Fidelity Contrafund	Federated High Income Bond	Pilgrim Baxter Small Cap Growth	Fidelity Growth & Income	American Century VP Int'l	American Century VP Income & Growth	Federated US Government II	American Century VP Ultra	Total
From operations:
Net investment income (loss)	$(1)	$41	$(3)	$2	$0	$0	$11	$(19)	$33
Realized gain (loss) on fund shares redeemed	0	0	(3)	(1)	(3)	0	0	(24)	(31)
Net unrealized appreciation (depreciation) on investments during the period	(54)	(39)	(158)	(82)	(8)	(9)	20	(596)	(926)
Capital gains distributions	0	0	0	0	0	0	0	0	—

Net increase (decrease) in net assets resulting from operations	(55)	2	(164)	(81)	(11)	(9)	31	(639)	(924)

From contract owner transactions:
Surrenders	0	0	(17)	1	(29)	0	0	(178)	(311)

Increase (decrease) in net assets from contract owner transactions	0	0	(17)	1	(29)	0	0	(178)	(311)

Increase (decrease) in net assets	(55)	2	(181)	(80)	(40)	(9)	31	(817)	(1,235)
Net assets at beginning of period	526	461	424	458	78	48	400	2,807	5,687

Net assets at end of period	$471	$463	$243	$378	$38	$39	$431	$1,990	$4,452

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2001
(In Thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity	U.S. Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
From operations:
Net investment income (loss)	$7	$(56)	$0	$0	$0	$(1)	$0	$0	$0
Realized gain (loss) on fund shares redeemed		(4,658)	(2)	(120)	0	12	(52)	(11)	(73)
Net unrealized appreciation (depreciation) on investments during the period	0	2,118	2	35	0	(4)	16	9	18
Capital gains distributions	0	1,408	0	48	0	0	29	0	21

Net increase (decrease) in net assets resulting from operations	7	(1,188)	0	(37)	0	7	(7)	(2)	(34)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	363	8		4				10
Cost of accumulation units terminated and exchanged		(7,935)	(7)	(215)		(260)	(30)	(100)	(56)

Increase (decrease) in net assets from contract owner transactions	363	(7,927)	(7)	(211)		(260)	(30)	(90)	(56)

Increase (decrease) in net assets	370	(9,115)	(7)	(248)	0	(253)	(37)	(92)	(90)
Net assets at beginning of period	115	9,115	7	248	0	253	37	92	90

Net assets at end of period	$485	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2001
(In Thousands)

	Fidelity Contrafund (i)	Federated High Income Bond (i)	Pilgrim Baxter Small Cap Growth (i)	Fidelity Growth and Income (i)	American Century VP International (i)	American Century VP Income & Growth (i)	Federated US Government II (i)	American Century VP Ultra (i)	Total
From operations:
Net investment income (loss)	$(2)	$(2)	$(2)	$(2)	$0	$0	$(2)	$(2)	$(62)
Realized gain (loss) on fund shares redeemed	0	0	0	0	0	0	0	0	(4,904)
Net unrealized appreciation (depreciation) on investments during the period	(12)	0	(28)	(8)	(4)	(2)	11	(31)	2,120
Capital gains distributions	0	0	0	0	0	0	0	0	1,506

Net increase (decrease) in net assets resulting from operations	(14)	(2)	(30)	(10)	(4)	(2)	9	(33)	(1,340)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	540	463	454	468	82	50	391	2,843	5,676
Cost of accumulation units terminated and exchanged	0	0	0	0	0	0	0	(3)	(8,606)

Increase (decrease) in net assets from contract owner transactions	540	463	454	468	82	50	391	2,840	(2,930)

Increase (decrease) in net assets	526	461	424	458	78	48	400	2,807	(4,270)
Net assets at beginning of period	0	0	0	0	0	0	0	0	9,957

Net assets at end of period	$526	$461	$424	$458	$78	$48	$400	$2,807	$5,687

(ii)	From commencement of operations, May 1, 2001

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

(1) ORGANIZATION

        First Variable Annuity Fund A (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act).

        On December 28, 2001, the Fund executed and filed with the Securities and Exchange Commission a substitution of shares of the eight portfolios of the Variable Investors Series Trust for shares of certain other portfolios of other variable insurance product funds. The remaining sub-accounts are Federated Prime Money Fund II, Fidelity Contrafund, Federated High Income Bond, Pilgrim Baxter Small Cap Growth, Fidelity Growth and Income, American Century VP International, American Century VP Income & Growth, Federated US Government II, and American Century VP Ultra, all of which are open-end management investment investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

        First Variable Life is a wholly owned subsidiary of Protective Life Insurance Company (Protective) located in Birmingham, Alabama. Protective purchased First Variable Life on October 1, 2001. Prior to the sale, First Variable was a subsidiary of ILona Financial Group, Inc. (ILona). First Variable Life is domiciled in the State of Arkansas.

(2) SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

    Investments

        The Fund's investments in the corresponding series of mutual funds are stated at the net asset values of the respective series, which approximates fair value. Investment transactions are accounted for on the date the shares are purchased or sold. For purposes of determining realized gains and losses on the sales of investments, the cost of such investments is determined on the weighted average method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

    Federal Income Taxes

        For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

    Contracts in Annuity Payment Period

        Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

    Surrender Charges

        First Variable Life may assess a surrender charge on some products against the net policy assets of a contract owner if the policy is surrendered early. This surrender charge is deducted prior to the payment of any amounts to the contract owner. The surrender charge is made to reimburse First Variable Life for some of the expenses incurred with the initial distribution of the policies. Surrender charges are assessed and calculated based on various factors within the policies, and generally decline as the term of the policy increases.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

        The following table presents selected data for investments in each of the sub-accounts of the Fund at December 31, 2002 (in thousands, except share data):

	2002
	Number of Shares	Cost	Net Asset Value
Federated Prime Money Fund II	398,601	$399	$399
Fidelity Contrafund	26,235	536	471
Federated High Income Bond	65,352	501	463
Pilgrim Baxter Small Cap Growth	47,400	429	243
Fidelity Growth and Income	35,240	468	378
American Century VP International	7,229	50	38
American Century VP Income and Growth	7,473	50	39
Federated US Government II	36,008	400	431
American Century VP Ultra	275,338	2,652	2,024

	898,876	$5,485	$4,486

        The cost of purchases and proceeds from sales of investments of the year ended December 31, 2002 were as follows (in thousands):

	Purchases	Sales
Federated Prime Money Fund II	$7	$93
Fidelity Contrafund	4	5
Federated High Income Bond	45	5
Pilgrim Baxter Small Cap Growth	—	20
Fidelity Growth and Income	6	4
American Century VP International	—	30
American Century VP Income and Growth	—	—
Federated US Government II	16	4
American Century VP Ultra	5	213

	$83	$374

(4) CHANGES IN UNITS OUTSTANDING

        The changes in units outstanding for the years ended December 31, 2002 and 2001 were as follows:

	2002			2001
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Amer Cent. VP Income & Growth	—	—	—	5,195	—	5,195
Amer Cent. VP International	—	3,711	(3,711)	9,542	—	9,542
Amer Cent. VP Ultra	36	21,906	(21,870)	296,856	304	296,552
Federated High Income Bond — Class P	—	—	—	47,246	—	47,246
Federated Prime Money Fund	—	4,815	(4,815)	20,013	—	20,013
Federated US Government II — Class A	—	—	—	38,358	—	38,358
Fidelity Contrafund — Class 2	—	—	—	55,091	—	55,091
Fidelity Growth & Income — Class 2	76	—	76	46,606	—	46,606
Pilgrim Baxter Small Cap Growth	—	2,110	(2,110)	50,315	—	50,315
VIST Government Bond	—	—	—	—	10,447	(10,447)
VIST Growth	—	—	—	1,714	24,779	(23,065)
VIST Growth & Income	—	—	—	605	6,816	(6,211)
VIST High Income Bond	—	—	—	—	289	(289)
VIST Matrix Equity	—	—	—	—	—	—
VIST Mult. Strategies	—	—	—	—	5,600	(5,600)
VIST Small Cap Growth	—	—	—	51	6,233	(6,182)
VIST World Equity	—	—	—	—	1,239	(1,239)

	112	32,542	(32,430)	571,592	55,707	515,885

(5) FINANCIAL HIGHLIGHTS

        A summary of unit values and units outstanding for variable annuity contracts, net investment income ratios, and the expense ratios, excluding expenses of the underlying funds, for each of the two years in the period ended December 31, 2002, follows:

Account Division	Units	Unit Value	Net Assets	Expense as a % of Average Net Assets*	Net Investment Income Ratio**	Total Return***
American Century VP Income & Growth
December 31
2002	5,195	7.42	$38,563	1.00%	0.07%	(20.17)%
2001	5,195	9.30	$48,309	1.00%	(0.53)%	(8.07)%
January 1, 2001			$0
American Century VP International
December 31
2002	5,831	6.46	$37,663	1.00%	0.11%	(21.16)%
2001	9,542	8.19	$78,171	1.00%	(0.43)%	(18.78)%
January 1, 2001			$0
American Century VP Ultra
December 31
2002	274,682	7.24	$1,989,705	1.00%	(0.80)%	(23.48)%
2001	296,552	9.47	$2,807,203	1.00%	(0.24)%	(5.34)%
January 1, 2001			$0
Federated U.S. Government II
December 31
2002	38,358	11.25	$431,357	1.00%	2.74%	7.96%
2001	38,358	10.42	$399,542	1.00%	(0.52)%	3.88%
January 1, 2001			$0
Federated High Income Bond
December 31
2002	47,246	9.79	$462,689	1.00%	8.80%	0.38%
2001	47,246	9.76	$460,938	1.00%	(0.60)%	(2.56)%
January 1, 2001			$0
Federated Prime Money Fund II
December 31
2002	21,641	18.41	$398,419	1.00%	0.46%	0.42%
2001	26,456	18.33	$485,041	1.00%	2.18%	2.72%
January 1, 2001			$114,994
Fidelity Contrafund
December 31
2002	55,091	8.55	$470,907	1.00%	(0.27)%	(10.50)%
2001	55,091	9.55	$526,176	1.00%	(0.53)%	(5.13)%
January 1, 2001			$0

Fidelity Growth & Income
December 31
2002	48,024	7.87	$377,971	1.00%	0.37%	(17.67)%
2001	47,948	9.56	$458,388	1.00%	(0.53)%	(5.51)%
January 1, 2001			$0
Pilgrim Baxter Small Cap Growth
December 31
2002	48,205	5.03	$242,706	1.00%	(0.93)%	(40.30)%
2001	50,315	8.43	$424,311	1.00%	(0.52)%	(15.67)%
January 1, 2001			$0

*	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

(6) EXPENSES

        As more fully disclosed in the prospectus, First Variable Life charges the Fund, based on the value of the Fund, an annual rate of .60% for mortality risks and .40% for expense risks. Total charges to the fund for the year ended December 31, 2002 was $50,502.

(7) DIVERSIFICATION REQUIREMENTS

        Under the provisions of Section 817(h) of the Internal Revenue Code (the Code), a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for Federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

        The Internal Revenue Service has issued regulations under Section 817(h) of the Code. First Variable Life believes that the Fund satisfies the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

(8) PRINCIPAL UNDERWRITER AND GENERAL DISTRIBUTOR

        First Variable Capital Services, Inc., a wholly owned subsidiary of First Variable life, is principal underwriter and general distributor of the contracts issued through the Fund.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

CONDENSED STATEMENT OF ASSETS AND LIABILITIES
September 30, 2003
(In Thousands)
(unaudited)

	American Century VP Int'l	American Century VP Income & Growth	Federated US Government II	Federated High Income Bond	Federated Prime Money Fund II	Pilgrim Baxter Small Cap Growth
Assets
Investment in mutual funds at fair value	$41	$173	$293	$385	$181	$332
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0

Total Assets	41	173	293	385	181	332

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0

Net Assets	$41	$173	$293	$385	$181	$332

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
September 30, 2003
(In Thousands)
(unaudited)

	Fidelity Contrafund	Fidelity Growth and Income	American Century VP Ultra	Total
Assets
Investment in mutual funds at fair value	$410	$312	$2,189	$4,316
Receivable from First Variable Life Insurance Company	0	0	0	0

Total Assets	410	312	2,189	4,316

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0

Net Assets-	$410	$312	$2,189	$4,316

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

CONDENSED STATEMENT OF OPERATIONS
For the Period Ended September 30, 2003
(In Thousands)
(unaudited)

	American Century VP Int'l	American Century VP Income & Growth	Federated US Government II	Federated High Income Bond	Federated Prime Money Fund II	Pilgrim Baxter Small Cap Growth
Investment Income
Dividends	$0	$0	$15	$37	$1	$0
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	0	0	3	4	2	2

Net investment income (loss)	0	0	12	33	(1)	(2)

Net Realized and Unrealized Gains on Investments
Realized gain (loss) on fund shares redeemed	0	0	6	0	0	(12)
Capital gain distribution	0	0	2	0	0	0

Net realized gain (loss) on investments	0	0	8	0	0	(12)

Net unrealized appreciation (depreciation) on investments during the year	3	4	(16)	37	0	124
Net realized and unrealized gain (loss) on investments	3	4	(8)	37	0	112

Net Increase (Decrease) in Net Assets resulting from Operations-	$3	$4	$4	$70	$(1)	$110

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

CONDENSED STATEMENT OF OPERATIONS, CONTINUED
For the Period Ended September 30, 2003
(In Thousands)
(unaudited)

	Fidelity Contrafund	Fidelity Growth and Income	American Century VP Ultra	Total
Investment Income
Dividends	$1	$4	$0	$58
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	4	3	16	34

Net investment income (loss)	(3)	1	(16)	24

Net Realized and Unrealized Gains on Investments
Realized gain (loss) on fund shares redeemed	4	(8)	(24)	(34)
Capital gain distribution	0	0	0	2

Net realized gain (loss) on investments	4	(8)	(24)	(32)

Net unrealized appreciation (depreciation) on investments during the year	68	62	304	586
Net realized and unrealized gain (loss) on investments	72	54	280	554

Net Increase (Decrease) in Net Assets resulting from Operations-	$69	$55	$264	$578

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

CONDENSED STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2003
(In Thousands)
(unaudited)

	American Century VP Int'l	American Century VP Income & Growth	Federated US Government II	Federated High Income Bond	Federated Prime Money Fund II	Pilgrim Baxter Small Cap Growth
From Operations
Net investment income (loss)	$0	$0	$12	$33	$(1)	$(2)
Realized gain (loss) on fund shares redeemed	0	0	8	(0)	0	(12)
Net unrealized appreciation (depreciation)on investments during the period	3	4	(16)	37	0	124

Net increase (decrease) in net assets resulting from operations	3	4	4	70	(1)	110

From Contract Transactions
Contract owners' net payments	0	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0	0
Surrenders	0	0	0	0	1	0
Death benefits	0	0	0	0	0	0
Annuity Benefits	0	0	(142)	(148)	0	(109)
Transfer (to) from other portfolios	0	130	0	0	(218)	88
Cost of Insurance	0	0	0	0	0	0
Net policy loan repayments	0	0	0	0	0	0

Net increase (decrease) in net assets from contract owner transactions	0	130	(142)	(148)	(217)	(21)

Increase (decrease) in net assets	3	134	(138)	(78)	(218)	89
Net Assets
Net assets beginning of period	38	39	431	463	399	243

Net assets at end of period	$41	$173	$293	$385	$181	$332

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Period Ended September 30, 2003
(In Thousands)
(unaudited)

	Fidelity Contrafund	Fidelity Growth and Income	American Century VP Ultra	Total
From Operations
Net investment income (loss)	$(3)	$1	$(16)	$24
Realized gain (loss) on fund shares redeemed	4	(8)	(24)	(32)
Net unrealized appreciation (depreciation)on investments during the period	68	62	304	586

Net increase (decrease) in net assets resulting from operations	69	55	264	578

From Contract Transactions
Contract owners' net payments	0	0		0
Contract maintenance fees	0	0	0	0
Surrenders	0	0	(65)	(64)
Death benefits	0	0	0	0
Annuity Benefits	(130)	(121)	0	(650)
Transfer (to) from other portfolios	0		0	0
Cost of Insurance	0	0	0	0
Net policy loan repayments	0	0	0	0

Net increase (decrease) in net assets from contract owner transactions	(130)	(121)	(65)	(714)

Increase (decrease) in net assets	(61)	(66)	199	(136)
Net Assets
Net assets beginning of period	471	378	1,990	4,452

Net assets at end of period	$410	$312	$2,189	$4,316

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND A

NOTES TO CONDENSED FINANCIAL STATEMENTS (unaudited)

For the Nine Months Ended September 30, 2003

(1) ORGANIZATION

        First Variable Annuity Fund A (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act).

        On December 28, 2001, the Fund executed and filed with the Securities and Exchange Commission a substitution of shares of the eight portfolios of the Variable Investors Series Trust for shares of certain other portfolios of other variable insurance product funds. The remaining sub-accounts are Federated Prime Money Fund II, Fidelity Contrafund, Federated High Income Bond, Pilgrim Baxter Small Cap Growth, Fidelity Growth and Income, American Century VP International, American Century VP Income & Growth, Federated US Government II, and American Century VP Ultra, all of which are open-end management investment investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

        First Variable Life is a wholly owned subsidiary of Protective Life Insurance Company (Protective) located in Birmingham, Alabama. Protective purchased First Variable Life on October 1, 2001. Prior to the sale, First Variable was a subsidiary of ILona Financial Group, Inc. (ILona). First Variable Life is domiciled in the State of Arkansas. Effective January 1, 2004, First Variable Life merged with Protective.

(2) SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

Investments

        The Fund's investments in the corresponding series of mutual funds are stated at the net asset values of the respective series, which approximates fair value. Investment transactions are accounted for on the date the shares are purchased or sold. For purposes of determining realized gains and losses on the sales of investments, the cost of such investments is determined on the weighted average method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

Federal Income Taxes

        For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

Contracts in Annuity Payment Period

        Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

Surrender Charges

        First Variable Life may assess a surrender charge on some products against the net policy assets of a contract owner if the policy is surrendered early. This surrender charge is deducted prior to the payment of any amounts to the contract owner. The surrender charge is made to reimburse First Variable Life for some of the expenses incurred with the initial distribution of the policies. Surrender charges are assessed and calculated based on various factors within the policies, and generally decline as the term of the policy increases.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

        The following table presents selected data for investments in each of the sub-accounts of the Fund at September 30, 2003 (in thousands, except share data):

	Number of Shares	Cost	Net Asset Value
Amer Cent. VP Income & Growth	29,739	181	173
Amer Cent. VP International	7,238	50	41
Amer Cent. VP Ultra	260,961	2,513	2,189
Federated High Income Bond — Class P	50,737	386	385
Federated Prime Money Fund	180,557	181	181
Federated US Government II — Class A	25,013	278	293
Fidelity Contrafund — Class 2	19,936	407	410
Fidelity Growth & Income — Class 2	25,682	340	312
Pilgrim Baxter Small Cap Growth	45,659	394	332

	645,522	4,730	4,316

        The cost of purchases and proceeds from sales of investments of the nine months ended September 30, 2003 were as follows (in thousands):

	Purchases	Sales
Amer Cent. VP Income & Growth	130	—
Amer Cent. VP International	—	—
Amer Cent. VP Ultra	0	66
Federated High Income Bond — Class P	—	148
Federated Prime Money Fund	—	217
Federated US Government II — Class A	—	142
Fidelity Contrafund — Class 2	—	130
Fidelity Growth & Income — Class 2	—	122
Pilgrim Baxter Small Cap Growth	88	109

	218	934

(4) CHANGES IN UNITS OUTSTANDING

        The changes in units outstanding for the nine months ended September 30, 2003, were as follows:

	Units Issued	Units Redeemed	Net Increase (Decrease)
Amer Cent. VP Income & Growth	15,305	—	15,305
Amer Cent. VP International	—	—	—
Amer Cent. VP Ultra	29	7,946	(7,917)
Federated High Income Bond — Class P	—	13,124	(13,124)
Federated Prime Money Fund	—	11,814	(11,814)
Federated US Government II — Class A	—	12,592	(12,592)
Fidelity Contrafund — Class 2	—	13,065	(13,065)
Fidelity Growth & Income — Class 2	—	13,212	(13,212)
Pilgrim Baxter Small Cap Growth	12,838	14,270	(1,432)

	28,172	86,023	(57,851)

(5) FINANCIAL HIGHLIGHTS

        A summary of unit values and units outstanding for variable annuity contracts, net investment income ratios, and the expense ratios, excluding expenses of the underlying funds, for the nine months ended September 30, 2003, follows:

Account Division	Units	Unit Value	Net Assets	Expense as a % of Average Net Assets*	Net Investment Income Ratio**	Total Return***
American Century VP Income & Growth	20,500	8.43	172,781	1.00%	-0.01%	13.54%
American Century VP International	5,831	7.01	40,897	1.00%	-0.55%	8.59%
American Century VP Uitra	266,765	8.21	2,189,461	1.00%	-1.00%	13.30%
Federated High Income Bond	34,121	11.29	385,093	1.00%	6.17%	15.23%
Federated Prime Money Fund II	9,827	18.37	180,557	1.00%	-0.30%	-0.20%
Federated Fund for U.S. Government Securities II	25,767	11.39	293,406	1.00%	2.61%	1.26%
Fidelity Contrafund	42,027	9.76	410,282	1.00%	-0.61%	14.20%
Fidelity Growth & Income	34,860	8.95	312,032	1.00%	0.20%	13.73%
Pilgrim Baxter Small Cap Growth	46,772	7.10	331,940	1.00%	-1.69%	40.94%

*	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

REPORT OF INDEPENDENT AUDITORS

To the Directors and Share Owner
Protective Life Insurance Company

        We have reviewed the accompanying consolidated condensed balance sheet of Protective Life Insurance Company and subsidiaries as of September 30, 2003, and the related consolidated condensed statements of income for each of the three-month and nine-month periods ended September 30, 2003 and 2002, and the consolidated condensed statements of cash flows for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

        We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

        We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2002, and the related consolidated statements of income, share-owner's equity, and cash flows for the year then ended (not presented herein), and in our report dated March 19, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of December 31, 2002 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Birmingham, Alabama
November 7, 2003

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
REVENUES
Premiums and policy fees	$420,244	$392,471	$1,197,430	$1,146,545
Reinsurance ceded	(233,768)	(121,744)	(620,874)	(498,739)

Premiums and policy fees, net of reinsurance ceded	186,476	270,727	576,556	647,806
Net investment income	239,257	248,265	741,021	722,052
Realized investment gains (losses)
Derivative financial instruments	(7,492)	(9,532)	(23,089)	(9,384)
All other investments	27,042	5,237	62,288	13,298
Other income	9,586	10,299	40,709	31,000

	454,869	524,996	1,397,485	1,404,772

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: three months: 2003 — $214,347; 2002 — $140,504 nine months: 2003 — $643,118; 2002 — $469,638)	281,693	306,464	863,901	873,485
Amortization of deferred policy acquisition costs	56,243	112,022	176,804	214,167
Other operating expenses (net of reinsurance ceded: three months: 2003 — $27,767; 2002 — $30,896 nine months: 2003 — $90,781; 2002 — $106,529)	33,342	42,471	112,922	120,458

	371,278	460,957	1,153,627	1,208,110

INCOME BEFORE INCOME TAX	83,591	64,039	243,858	196,662
Income tax expense	28,811	22,290	82,180	65,368

NET INCOME	$54,780	$41,749	$161,678	$131,294

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED BALANCE SHEETS

(Dollars in thousands)

	September 30 2003 (Unaudited)	December 31 2002
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 2003 — $11,799,123; 2002 — $11,212,765)	$12,449,525	$11,655,465
Equity securities, at market (amortized cost: 2003 — $35,291; 2002 — $51,095)	36,250	48,799
Mortgage loans on real estate	2,678,360	2,518,151
Investment in real estate, net	11,723	15,499
Policy loans	523,869	543,161
Other long-term investments	241,130	210,381
Short-term investments	576,930	447,155

Total investments	16,517,787	15,438,611
Cash	80,694	85,850
Accrued investment income	193,074	180,950
Accounts and premiums receivable, net	42,655	50,544
Reinsurance receivables	2,259,664	2,333,800
Deferred policy acquisition costs	1,817,442	1,709,254
Goodwill	35,143	35,143
Property and equipment, net	43,352	38,878
Other assets	235,717	262,127
Assets related to separate accounts
Variable annuity	1,813,738	1,513,824
Variable universal life	148,511	114,364
Other	4,380	4,330

	23,192,157	21,767,675

LIABILITIES
Policy liabilities and accruals	$9,491,923	$9,090,462
Stable value investment contract deposits	4,135,212	4,018,552
Annuity account balances	3,538,368	3,697,495
Other policyholders' funds	172,131	174,665
Other liabilities	883,433	620,731
Accrued income taxes	8,784	36,859
Deferred income taxes	312,865	206,845
Debt
Notes payable	2,249	2,264
Indebtedness to related parties		2,000
Securities sold under repurchase agreements	111,725	0
Liabilities related to separate accounts
Variable annuity	1,813,738	1,513,824
Variable universal life	148,511	114,364
Other	4,380	4,330

	20,623,319	19,482,391

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE B SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1.00 par value, shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	846,619	846,619
Note receivable from PLC Employee Stock Ownership Plan	(3,426)	(3,838)
Retained earnings	1,361,456	1,201,587
Accumulated other comprehensive income:
Net unrealized gains on investments (net of income tax: 2003 — $192,161; 2002 — $128,145)	356,871	237,983
Accumulated gain (loss) — hedging (net of income tax: 2003 — $1,247; 2002 — $(1,114))	2,316	(2,069)

	2,568,838	2,285,284

	$23,192,157	$21,767,675

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$161,678	$131,294
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	(39,199)	(3,914)
Amortization of deferred policy acquisition costs	176,804	214,167
Capitalization of deferred policy acquisition costs	(296,582)	(353,266)
Depreciation expense	8,500	8,234
Deferred income tax	38,519	34,448
Accrued income tax	(28,075)	(66,084)
Interest credited to universal life and investment products	494,054	742,426
Policy fees assessed on universal life and investment products	(240,747)	(195,393)
Change in accrued investment income and other receivables	69,901	(59,737)
Change in policy liabilities and other policyholders' funds of traditional life and health products	92,014	144,386
Change in other liabilities	(123,917)	27,431
Other (net)	32,366	(5,194)

Net cash provided by operating activities	345,316	618,798

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reductions of investments
Investments available for sale	10,013,774	7,298,674
Other	314,810	242,797
Sale of investments
Investments available for sale	12,692,100	14,090,163
Other	6,915	13,818
Cost of investments acquired
Investments available for sale	(23,027,659)	(22,470,156)
Other	(458,230)	(299,451)
Acquisitions and bulk reinsurance assumptions	0	130,515
Purchase of property and equipment	(13,224)	(8,021)
Sale of property and equipment	0	48

Net cash used in investing activities	(471,514)	(1,001,613)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings under line of credit arrangements and debt	2,654,501	2,029,272
Principal payments on line of credit arrangement and debt	(2,542,791)	(2,104,292)
Dividend to share owner	(1,808)	0
Principal payment on surplus notes to PLC	0	(2,000)
Investment product deposits and change in universal life deposits	1,325,893	1,244,764
Investment product withdrawals	(1,314,753)	(832,044)

Net cash provided by financing activities	121,042	335,700

DECREASE IN CASH	(5,156)	(47,115)
CASH AT BEGINNING OF PERIOD	85,850	107,166

CASH AT END OF PERIOD	$80,694	$60,051

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)
(Amounts in tables are in thousands)

NOTE A — BASIS OF PRESENTATION

        The accompanying unaudited consolidated condensed financial statements of Protective Life Insurance Company and subsidiaries ("Protective Life") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement have been included. Operating results for the nine month period ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. For further information, refer to the consolidated financial statements and notes thereto included in Protective Life's annual report on Form 10-K for the year ended December 31, 2002.

        Protective Life is a wholly-owned subsidiary of Protective Life Corporation ("PLC").

NOTE B — COMMITMENTS AND CONTINGENT LIABILITIES

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective Life does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Protective Life, like other financial services companies, in the ordinary course of business is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective Life.

NOTE C — OPERATING SEGMENTS

        Protective Life operates several business segments. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows:

  Life Marketing.    The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

  Acquisitions.    The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

  Annuities.    The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

  Stable Value Contracts.    The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.

  Asset Protection.    The Asset Protection segment primarily markets vehicle and recreational marine extended service contracts. The segment also markets credit life and disability insurance products through banks, consumer finance companies and automobile dealers. On October 30, 2003, Protective Life announced that it has entered into an agreement with Life of the South Corporation ("LOTS") in which LOTS will assume the administration and marketing responsibilities for a portion of the Asset Protection segment's credit insurance business based in Raleigh, North Carolina.

  Corporate and Other.    Protective Life has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital). This segment also includes earnings from several lines of business which Protective Life is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

        Protective Life uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. The measure used by Protective Life's chief operating decision maker to assess segment performance is operating income. Operating segment income is generally income before income tax adjusted to exclude any pretax minority interest in income of consolidated subsidiaries, net realized investment gains and losses, and the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. Asset adjustments represent the inclusion of assets related to discontinued operations.

	Operating Segment Income for the Nine Months Ended September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Premiums and policy fees	$607,770	$216,292	$19,134
Reinsurance ceded	(433,645)	(54,730)

Net of reinsurance ceded	174,125	161,562	19,134
Net investment income	171,654	185,820	170,881	$174,063
Realized investment gains (losses)			19,815	7,303
Other income	518	2,118	2,655

Total revenue	346,297	349,500	212,485	181,366

Benefits and settlement expenses	205,638	218,070	152,710	140,096
Amortization of deferred policy acquisition cost	52,705	26,372	31,861	1,660
Other operating expenses	(28,895)	32,214	17,480	3,548

Total benefits and expenses	229,448	276,656	202,051	145,304

Income before income tax	116,849	72,844	10,434	36,062
Less: realized investment gains (losses)			19,815	7,303
Add back: related amortization of deferred policy acquisition cost			18,265

Operating income	116,849	72,844	8,884	28,759
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$324,715	$29,519		$1,197,430
Reinsurance ceded	(128,838)	(3,661)		(620,874)

Net of reinsurance ceded	195,877	25,858		576,556
Net investment income	29,728	8,875		741,021
Realized investment gains (losses)			$12,081	39,199
Other income	33,114	2,304		40,709

Total revenue	258,719	37,037	12,081	1,397,485

Benefits and settlement expenses	123,998	23,389		863,901
Amortization of deferred policy acquisition cost	63,324	882		176,804
Other operating expenses	64,142	24,433		112,922

Total benefits and expenses	251,464	48,704		1,153,627

Income (loss) before income tax	7,255	(11,667)		243,858
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	7,255	(11,667)
Income tax expense			82,180	82,180

Net income				$161,678

	Operating Segment Income for the Three Months Ended September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Premiums and policy fees	$219,410	$71,903	$6,864
Reinsurance ceded	(167,706)	(17,573)

Net of reinsurance ceded	51,704	54,330	6,864
Net investment income	57,885	61,004	54,660	$56,441
Realized investment gains (losses)			8,583	9,745
Other income	(663)	(329)	1,058

Total revenue	108,926	115,005	71,165	66,186

Benefits and settlement expenses	68,541	72,500	48,385	45,374
Amortization of deferred policy acquisition cost	12,788	7,817	13,508	542
Other operating expenses	(11,369)	9,584	6,356	1,002

Total benefits and expenses	69,960	89,901	68,249	46,918

Income from continuing operations before income tax	38,966	25,104	2,916	19,268
Less: realized investment gains (losses)			8,583	9,745
Add back: related amortization of deferred policy acquisition cost			8,167

Operating income	38,966	25,104	2,500	9,523
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$113,090	$8,977		$420,244
Reinsurance ceded	(48,006)	(483)		(233,768)

Net of reinsurance ceded	65,084	8,494		186,476
Net investment income	10,275	(1,008)		239,257
Realized investment gains (losses)			$1,222	19,550
Other income	8,602	918		9,586

Total revenue	83,961	8,404	1,222	454,869

Benefits and settlement expenses	39,301	7,592		281,693
Amortization of deferred policy acquisition cost	21,354	234		56,243
Other operating expenses	19,791	7,978		33,342

Total benefits and expenses	80,446	15,804		371,278

Income (loss) before income tax	3,515	(7,400)		83,591
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	3,515	(7,400)
Income tax expense			28,811	28,811

Net income				$54,780

	Operating Segment Income for the Nine Months Ended September 30, 2002
	Life Marketing	Acquisition	Annuities	Stable Value Contracts
Premiums and policy fees	$474,195	$223,600	$19,864
Reinsurance ceded	(275,102)	(48,360)

Net of reinsurance ceded	199,093	175,240	19,864
Net investment income	153,918	184,639	162,211	$183,258
Realized investment gains (losses)			3,602	(6,110)
Other income	843	1,242	2,549

Total revenue	353,854	361,121	188,226	177,148

Benefits and settlement expenses	181,255	227,597	135,914	147,201
Amortization of deferred policy acquisition cost	104,518	28,597	19,411	1,741
Other operating expenses	(20,795)	35,431	19,214	3,378

Total benefits and expenses	264,978	291,625	174,539	152,320

Income before income tax	88,876	69,496	13,687	24,828
Less: realized investment gains (losses)			3,602	(6,110)
Add back: related amortization of deferred policy acquisition costs			1,684

Operating income	88,876	69,496	11,769	30,938
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$386,332	$42,554		$1,146,545
Reinsurance ceded	(159,881)	(15,396)		(498,739)

Net of reinsurance ceded	226,451	27,158		647,806
Net investment income	33,001	5,025		722,052
Realized investment gains (losses)			$6,422	3,914
Other income	25,320	1,046		31,000

Total revenue	284,772	33,229	6,422	1,404,772

Benefits and settlement expenses	153,675	27,843		873,485
Amortization of deferred policy acquisition cost	58,763	1,137		214,167
Other operating expenses	60,964	22,266		120,458

Total benefits and expenses	273,402	51,246		1,208,110

Income (loss) before income tax	11,370	(18,017)		196,662
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition costs

Operating income (loss)	11,370	(18,017)
Income tax expense			65,368	65,368

Net income				$131,294

	Operating Segment Income for the Three Months Ended September 30, 2002
	Life Marketing	Acquisition	Annuities	Stable Value Contracts
Premiums and policy fees	$164,904	$79,341	$6,414
Reinsurance ceded	(51,959)	(12,468)

Net of reinsurance ceded	112,945	66,873	6,414
Net investment income	52,409	67,127	56,757	$61,725
Realized investment gains (losses)			365	(6,366)
Other income	463	169	754

Total revenue	165,817	134,169	64,290	55,359

Benefits and settlement expenses	57,365	83,332	48,466	48,290
Amortization of deferred policy acquisition cost	76,221	11,891	5,734	581
Other operating expenses	(8,081)	13,522	7,637	1,431

Total benefits and expenses	125,505	108,745	61,837	50,302

Income before income tax	40,312	25,424	2,453	5,057
Less: realized investment gains (losses)			365	(6,366)
Add back: related amortization of deferred policy acquisition cost			365

Operating income	40,312	25,424	2,453	11,423
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$127,874	$13,938		$392,471
Reinsurance ceded	(52,304)	(5,013)		(121,744)

Net of reinsurance ceded	75,570	8,925		270,727
Net investment income	11,018	(771)		248,265
Realized investment gains (losses)			$1,706	(4,295)
Other income	8,370	543		10,299

Total revenue	94,958	8,697	1,706	524,996

Benefits and settlement expenses	58,262	10,749		306,464
Amortization of deferred policy acquisition cost	17,267	328		112,022
Other operating expenses	20,593	7,369		42,471

Total benefits and expenses	96,122	18,446		460,957

Income (loss) before income tax	(1,164)	(9,749)		64,039
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	(1,164)	(9,749)
Income tax expense			22,290	22,290

Net income				$41,749

	Operating Segment Assets September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Investments and other assets	$4,826,714	$4,438,724	$4,758,117	$4,010,543
Deferred policy acquisition costs	1,131,814	385,703	94,400	4,301
Goodwill

Total assets	$5,958,528	$4,824,427	$4,852,517	$4,014,844

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,015,567	$2,177,648	$112,259	$21,339,572
Deferred policy acquisition costs	193,654	7,570		1,817,442
Goodwill	35,143			35,143

Total assets	$1,244,364	$2,185,218	$112,259	$23,192,157

	Operating Segment Assets December 31, 2002
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Investments and other assets	$4,193,732	$4,553,955	$4,821,398	$3,930,669
Deferred policy acquisition costs	973,631	435,592	93,140	4,908
Goodwill

Total assets	$5,167,363	$4,989,547	$4,914,538	$3,935,577

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,043,933	$1,355,762	$123,829	$20,023,278
Deferred policy acquisition costs	194,281	7,702		1,709,254
Goodwill	35,143			35,143

Total assets	$1,273,357	$1,363,464	$123,829	$21,767,675

NOTE D — STATUTORY REPORTING PRACTICES

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. In accordance with statutory reporting practices, at September 30, 2003, and for the nine months then ended, Protective Life and its insurance subsidiaries had combined share-owners' equity of $917.6 million and net income of $94.7 million.

NOTE E — REINSURANCE RECEIVABLE

        In 2002, Protective Life discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.5 million. At December 31, 2002, Protective Life had recorded cash and receivables totaling $69.7 million, which reflected the amounts received and Protective Life's then current estimate of amounts to be recovered in the future, based upon the information then available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs took into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected.

        As of the date of this report, Protective Life has received payment from substantially all of the affected reinsurance companies. As a result, Protective Life increased premiums and policy fees by $2.8 million in the first quarter of 2003 and $15.6 million in the second quarter of 2003. The increase in premiums and policy fees resulted in $1.0 million of additional amortization of deferred policy acquisition costs in the first quarter of 2003 and $5.1 million in the second quarter of 2003. As a result, Protective Life's pretax income for the first quarter of 2003 increased by $1.8 million and $10.5 million in the second quarter of 2003. There were no changes in estimates recorded during the third quarter of 2003.

NOTE F — RECENTLY ISSUED ACCOUNTING STANDARDS

        In April 2003, the Derivatives Implementation Group of the Financial Accounting Standards Board (FASB) cleared Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as investment assets the third-party securities to which the creditor is exposed. The effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after September 15, 2003, and should be applied on a prospective basis. Protective Life is currently evaluating the impact of this pronouncement on its financial statements, but does not anticipate a material impact on its financial condition or results of operations.

        In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The adoption of SFAS No. 149 did not have a material effect on Protective Life's financial position or results of operations.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have a material effect on Protective Life's financial position or results of operations.

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Had the provision been effective at September 30, 2003, Protective Life would have reported a GMDB accrual $1.2 million higher than currently reported. Protective Life is currently evaluating the impact of the other requirements of SOP 03-1, but does not anticipate a material impact on its financial condition or results of operations.

        In January 2003, the FASB issued FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. The FASB has deferred implementation of FIN 46 for variable interest entities (VIEs) created before February 1, 2003, until periods ending after December 15, 2003. Protective Life does not expect that FIN 46 will have a material impact on its financial condition or results of operations.

NOTE G — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    Fair-Value Hedges

        As of September 30, 2003, and during the nine months then ended, Protective Life had no hedging relationships designated as a fair-value hedge.

    Cash-Flow Hedges

        Protective Life has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, Protective Life pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, Protective Life designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. In the third quarter of 2003, the income recognized by Protective Life related to the ineffective portion of the hedging instrument was immaterial. For the nine months ended September 30, 2003, Protective Life recognized income of $0.3 million related to the ineffective portion of the hedging instrument. There were no components of the hedging instrument excluded from the assessment of hedge ineffectiveness. During the three and nine month periods ended September 30, 2003, a pretax loss of $5.3 million and $35.6 million, respectively, representing the change in fair value of the hedged contracts during the period, and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in Realized Investment Gains (Losses) — Derivative Financial Instruments in Protective Life's consolidated condensed statements of income. Additionally, at September 30, 2003, Protective Life reported an increase in accumulated other comprehensive income of $2.3 million (net of income tax of $1.2 million) related to its derivatives designated as cash flow hedges. During the next twelve months, Protective Life expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expense, approximately $1.5 million.

    Other Derivatives

        Protective Life uses certain interest rate swaps, caps, floors, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments of Protective Life. For the three and nine months ended September 30, 2003, Protective Life recognized total pretax losses of $9.8 million and $26.1 million, respectively, representing the change in fair value of these derivative instruments as well as the realized gain or loss on contracts closed during the period.

        On its foreign currency swaps, Protective Life recognized a $1.9 million pretax gain for the first nine months of fiscal 2003 and a $22.7 million pretax loss for the current quarter while recognizing a $1.4 million foreign exchange pretax loss on the related foreign-currency-denominated stable value contracts for the nine month period and a $23.2 million pretax gain for the current quarter. The net change primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net change is reflected in Realized Investment Gains (Losses) — Derivative Financial Instruments in Protective Life's consolidated condensed statements of income.

        Protective Life has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. For the nine months ended September 30, 2003, Protective Life recognized a $1.5 million pretax gain for the change in the asset swaps' fair value and recognized a $0.7 million pretax gain to separately record the embedded equity options at fair value. For the three months ended September 30, 2003, Protective Life recognized a $0.5 million pretax gain for the change in the asset swaps' fair value and recognized a $1.3 million pretax gain to separately record the embedded equity options at fair value.

NOTE H — COMPREHENSIVE INCOME

        The following table sets forth Protective Life's comprehensive income for the periods shown:

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Net income	$54,780	$41,749	$161,678	$131,294
Change in net unrealized gains/losses on investments (net of income tax: three months: 2003 — $(46,261); 2002 — $87,547 nine months: 2003 — $85,817; 2002 — $118,978)	(85,914)	162,588	159,375	220,960
Change in accumulated gain-hedging (net of income tax: three months: — 2003 — $615; 2002 — $(2,411) nine months: — 2003 — $2,361; 2002 — $(2,411))	1,143	(4,477)	4,385	(4,477)
Reclassification adjustment for amounts included in net income (net of income tax: three months: 2003 — $(9,465); 2002 — $(1,833); nine months: 2003 — $(21,801); 2002 — $(4,654))	(17,577)	(3,404)	(40,487)	(8,644)

Comprehensive income (loss)	$(47,568)	$196,456	$284,951	$339,133

NOTE I — RECLASSIFICATIONS

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owner's equity.

NOTE J — ACQUISITIONS

        In June 2002, Protective Life coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company. The transaction has been accounted for as a purchase, and the results of the transaction have been included in the accompanying financial statements since the transaction's effective date.

        Summarized below are the consolidated results of operations for the period presented below on an unaudited pro forma basis, as if the acquisition had occurred as of January 1, 2002. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

Nine Months Ended September 30, 2002 (UNAUDITED)
Total revenues	$1,419,816
Net income	135,043

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Share Owner
Protective Life Insurance Company
Birmingham, Alabama

        In our opinion, the consolidated financial statements listed in the index on page F-1 of this Form N-4 present fairly, in all material respects, the financial position of Protective Life Insurance Company and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note A of the Notes to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

PricewaterhouseCoopers LLP

Birmingham, Alabama
March 19, 2003

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands)

	Year Ended December 31
	2002	2001	2000
REVENUES
Premiums and policy fees	$1,529,834	$1,389,819	$1,175,943
Reinsurance ceded	(746,980)	(771,151)	(686,108)

Net of reinsurance ceded	782,854	618,668	489,835
Net investment income	980,059	839,103	692,081
Realized investment gains (losses):
Derivative financial instruments	(12,959)	(1,718)	2,157
All other investments	12,314	(6,123)	(16,756)
Other income	41,483	38,578	35,194

	1,803,751	1,488,508	1,202,511

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: 2002 — $699,808; 2001 — $609,996; 2000 — $538,291)	1,162,231	972,624	760,778
Amortization of deferred policy acquisition costs	239,490	147,058	143,180
Amortization of goodwill	0	2,827	2,514
Other operating expenses (net of reinsurance ceded: 2002 — $177,509; 2001 — $167,243; 2000 — $223,498)	160,407	152,041	121,417

	1,562,128	1,274,550	1,027,889

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	241,623	213,958	174,622
INCOME TAX EXPENSE
Current	75,335	118,421	12,180
Deferred	8,894	(47,964)	49,298

	84,229	70,457	61,478

Net income from continuing operations before cumulative effect of change in accounting principle	157,394	143,501	113,144
Income (loss) from discontinued operations, net of income tax	0	(9,856)	16,299
Loss from sale of discontinued operations, net of income tax	0	(17,754)	0

Net income before cumulative effect of change in accounting principle	157,394	115,891	129,443
Cumulative effect of change in accounting principle, net of income tax	0	(8,341)	0

NET INCOME	$157,394	$107,550	$129,443

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

	December 31
	2002	2001
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 2002 — $11,212,765; 2001 — $9,719,057)	$11,655,465	$9,812,091
Equity securities, at market (cost: 2002 — $51,095; 2001 — $62,051)	48,799	60,493
Mortgage loans on real estate	2,518,151	2,512,844
Investment real estate, net of accumulated depreciation (2002 — $1,099; 2001 — $1,452)	15,499	24,173
Policy loans	543,161	521,840
Other long-term investments	210,381	100,686
Short-term investments	447,155	228,396

Total investments	15,438,611	13,260,523
Cash	85,850	107,166
Accrued investment income	180,950	158,841
Accounts and premiums receivable, net of allowance for uncollectible amounts (2002 — $2,825; 2001 — $3,025)	50,544	55,809
Reinsurance receivables	2,382,223	2,173,987
Deferred policy acquisition costs	1,683,224	1,532,683
Goodwill, net	35,143	35,992
Property and equipment, net	38,878	46,337
Other assets	259,627	219,355
Assets related to separate accounts:
Variable Annuity	1,513,824	1,910,651
Variable Universal Life	114,364	77,162
Other	4,330	3,997

	$21,787,568	$19,582,503

LIABILITIES
Policy liabilities and accruals:
Future policy benefits and claims	$8,316,171	$6,974,685
Unearned premiums	781,008	901,653

Total policy liabilities and accruals	9,097,179	7,876,338
Stable value contract deposits	4,018,552	3,716,530
Annuity deposits	3,744,000	3,248,218
Other policyholders' funds	141,336	132,124
Other liabilities	620,731	410,621
Accrued income taxes	36,859	125,835
Deferred income taxes	206,845	72,403
Note payable	2,264	2,291
Indebtedness to related parties	2,000	6,000
Securities sold under repurchase agreements	0	117,000
Liabilities related to separate accounts:
Variable Annuity	1,513,824	1,910,651
Variable Universal Life	114,364	77,162
Other	4,330	3,997

Total liabilities	19,502,284	17,699,170

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE G
SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1.00 par value, shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	846,619	785,419
Note receivable from PLC Employee Stock Ownership Plan	(3,838)	(4,499)
Retained earnings	1,201,587	1,044,243
Accumulated other comprehensive income
Net unrealized gains (losses) on investments (net of income tax: 2002 — $128,145; 2001 — $28,629)	237,983	53,168
Accumulated gain (loss) — hedging (net of income tax: 2002 — $(1,114))	(2,069)

Total share-owner's equity	2,285,284	1,883,333

	$21,787,568	$19,582,503

See notes to consolidated financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY

(Dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumu- lated Gain (Loss) Hedging	Total Share- Owner's Equity
Balance, December 31, 1999	$2	$5,000	$570,419	$(5,148)	$812,302	$(146,080)	$0	$1,236,495

Net income for 2000					129,443			129,443
Change in net unrealized gains/losses on investments (net of income tax — $45,887)						85,221		85,221
Reclassification adjustment for amounts included in net income (net of income tax — $5,110)						9,489		9,489

Comprehensive income for 2000								224,153

Capital contribution			81,000					81,000
Common dividend ($0.40 per share)					(2,000)			(2,000)
Decrease in note receivable from PLC ESOP				307				307

Balance, December 31, 2000	2	5,000	651,419	(4,841)	939,745	(51,370)	0	1,539,955

Net income for 2001					107,550			107,550
Change in net unrealized gains/losses on investments (net of income tax — $52,019)						96,607		96,607
Reclassification adjustment for amounts included in net income (net of income tax — $2,143)						3,980		3,980
Transition adjustment on derivative financial instruments (net of income tax — $2,127)						3,951		3,951

Comprehensive income for 2001								212,088

Capital contribution			134,000					134,000
Common dividend — transfer of subsidiary to PLC (See Note A					(2,052)			(2,052)
Preferred dividend ($500.00 per share)					(1,000)			(1,000)
Decrease in note receivable from PLC ESOP				342				342

Balance, December 31, 2001	2	5,000	785,419	(4,499)	1,044,243	53,168	0	1,883,333

Net income for 2002					157,394			157,394
Change in net unrealized gains/losses on investments (net of income tax — $103,826)						192,819		192,819
Reclassification adjustment for amounts included in net income (net of income tax — $(4,310))						(8,004)		(8,004)
Change in accumulated gain (loss) — hedging (net of income tax — $(1,114))							(2,069)	(2,069)

Comprehensive income for 2002								340,140

Capital contribution			61,200					61,200
Preferred dividend ($25.00 per share)					(50)			(50)
Decrease in note receivable from PLC ESOP				661				661

Balance, December 31, 2002	$2	$5,000	$846,619	$(3,838)	$1,201,587	$237,983	$(2,069)	$2,285,284

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	December 31
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$157,394	$107,550	$129,443
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	645	7,841	14,599
Amortization of deferred policy acquisition costs	239,490	154,383	149,574
Amortization of goodwill	0	8,328	7,797
Capitalization of deferred policy acquisition costs	(437,325)	(317,626)	(338,685)
Loss from sale of discontinued operations	0	17,754	0
Depreciation expense	10,409	11,651	9,581
Deferred income taxes	8,894	(40,970)	55,161
Accrued income taxes	(88,976)	139,016	13,715
Interest credited to universal life and investment products	900,930	944,098	766,004
Policy fees assessed on universal life and investment products	(268,191)	(222,415)	(197,581)
Change in accrued investment income and other receivables	(303,497)	(238,097)	(158,107)
Change in policy liabilities and other policyholder funds of traditional life and health products	493,714	444,119	499,674
Change in other liabilities	93,368	132,497	(21,592)
Other (net)	76,597	9,306	(35,103)

Net cash provided by operating activities	883,452	1,157,435	894,480

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reduction of investments:
Investments available for sale	12,780,736	3,062,262	12,828,276
Other	485,639	283,181	133,814
Sale of investments:
Investments available for sale	22,862,420	8,943,123	810,716
Other	15,798	0	5,222
Cost of investments acquired:
Investments available for sale	(37,145,100)	(13,652,930)	(14,369,630)
Corporate owned life insurance	0	(100,000)	0
Other	(475,733)	(378,520)	(463,909)
Acquisitions and bulk reinsurance assumptions	130,515	(118,557)	(162,409)
Purchase of property and equipment	(8,982)	(10,099)	(5,084)
Sale of discontinued operations, net of cash transferred	0	216,031	0
Sale of property and equipment	48	70	0

Net cash used in investing activities	(1,354,659)	(1,755,439)	(1,223,004)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit arrangements and long-term debt	2,050,772	2,574,954	2,197,800
Capital contribution from PLC	60,785	134,000	81,000
Principal payments on line of credit arrangements and long-term debt	(2,167,799)	(2,457,979)	(2,197,823)
Principal payment on surplus note to PLC	(4,000)	(4,000)	(4,000)
Dividends to share owner	(50)	(1,000)	(2,000)
Investment product deposits and change in universal life deposits	1,687,213	1,735,653	1,811,484
Investment product withdrawals	(1,177,030)	(1,315,179)	(1,553,282)

Net cash provided by financing activities	449,891	666,449	333,179

INCREASE (DECREASE) IN CASH	(21,316)	68,445	4,655
CASH AT BEGINNING OF YEAR	107,166	38,721	34,066

CASH AT END OF YEAR	$85,850	$107,166	$38,721

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands)

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

        The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries (Protective) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

    Entities Included

        The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation (PLC), an insurance holding company. The consolidated financial statements also include the accounts of special trusts or entities that do not have substantive residual equity holders which bear risks and rewards of ownership, formed to purchase funding agreements issued by Protective.

        On October 1, 2000, PLC transferred its ownership of twenty companies (that marketed prepaid dental products) to Protective. On May 1, 2001, PLC transferred its ownership of another five companies (that marketed prepaid dental products) to Protective. Protective has recorded these transactions on a pooling of interests basis whereby Protective's financial statements reflect the consolidation of the contributed entities as if they had been wholly owned by Protective for all periods in which common control existed.

        On December 31, 2001, Protective sold substantially all of the companies transferred from PLC as part of the sale of the Dental Benefits Division. For more information see the discussion under the heading "Discontinued Operations" included in Note A herein.

    Nature of Operations

        Protective provides financial services through the production, distribution, and administration of insurance and investment products. Protective markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. Protective also maintains a separate division devoted to the acquisition of insurance policies from other companies.

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

    Recently Issued Accounting Standards

        On January 1, 2001, Protective adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires Protective to record all derivative financial instruments, at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of

SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $8.3 million and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in Protective's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. Prospectively, the adoption of SFAS No. 133 may introduce volatility into Protective's reported net income and other comprehensive income depending on future market conditions and Protective's hedging activities.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS Nos. 141, "Business Combinations", and 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. Protective adopted SFAS No. 142 in the first quarter of 2002. Protective has performed an impairment test and determined that its goodwill was not impaired at January 1, or October 31, 2002.

        The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if these pronouncements were adopted as of January 1, 2000:

	Year Ended December 31
	2002	2001	2000
Adjusted net income:
Income from continuing operations before cumulative effect of change in accounting principle	$157,394	$143,501	$113,144
Add back amortization of goodwill, net of income tax	0	1,838	1,634

Adjusted income from continuing operations before cumulative effect of change in accounting principle	$157,394	$145,339	$114,778
Income (loss) from discontinued operations, net of income tax	0	(9,856)	16,299
Loss from sale of discontinued operations, net of income tax	0	(17,754)	0

Adjusted net income before cumulative effect of change in accounting principle	157,394	117,729	131,077
Cumulative effect of change in accounting principle, net of income tax	0	(8,341)	0

Adjusted net income	$157,394	$109,388	$131,077

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. Protective does not expect the adoption of SFAS No. 143 go have a material effect on Protective's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operations accounting is applied. Protective adopted SFAS No. 144 on January 1, 2002, and the adoption did not have a material effect on Protective's financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Protective does not accept the adoption of SFAS No. 145 to have a material effect on Protective's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. Protective does not expect the adoption of SFAS No. 146 to have a material effect on Protective's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to offer alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Protective adopted the fair value based method prescribed by SFAS No. 123 in 1995, therefore SFAS No. 148 will have no effect on Protective's financial position or results of operations.

        In November, 2002, the FASB issued FASB Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others." FIN 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies" relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Protective does not expect FIN 45 to have a material effect on Protective's financial position or results of operations.

        In January, 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. Protective is currently assessing the impact that FIN 46 will have on its financial condition and results of operations. FIN 46 potentially will affect the accounting related to a lease arrangement currently accounted for as an operating lease that involves a special purpose vehicle (SPV). Although Protective does not expect the provisions of FIN 46 to have a material impact on its results of operations, had the provision been effective at December 31, 2002, Protective's reported assets and liabilities would have increased by approximately $75 million.

        In May 2002, the Derivatives Implementation group of the FASB exposed for comment Issue No. B36, "Bifurcation of Embedded Credit Derivatives" (DIG B36). DIG B36 would require the bifurcation of potential embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements in which the terms require the future payment of a principal amount plus a return based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets. The proposed effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after June 15, 2003 and would be applied on a prospective basis. Protective is currently evaluating the impact of this pronouncement on its financial statements but does not anticipate a material impact on its financial condition or results of operations.

    Investments

        Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

        Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

  •
  Fixed maturities (bonds and redeemable preferred stocks) — at current market value. Where market values are unavailable, Protective obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

  •
  Equity securities (common and nonredeemable preferred stocks) — at current market value.

  •
  Mortgage loans — at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

  •
  Investment real estate — at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

  •
  Policy loans — at unpaid balances.

  •
  Other long-term investments — at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

  •
  Short-term investments — at cost, which approximates current market value.

        Estimated market values were derived from the durations of Protective's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of Protective's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

        Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

        As prescribed by generally accepted accounting principles, certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owner's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise.

        Protective believes that an insurance company's balance sheet may be difficult to analyze without disclosing the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments). The carrying value of Protective's investments, deferred policy acquisition costs, deferred income taxes and share-owner's equity are all affected by recording unrealized gains and losses on investments, therefore these items are separately identified in the table below. The captions "all other assets" and "all other liabilities" represent the assets and liabilities unaffected by recording unrealized gains and losses on investments. Protective's balance sheets at December 31, adjusted for the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments), are as follows:

	2002	2001
Total investments	$14,982,469	$13,157,623
Deferred policy acquisition costs	1,776,421	1,553,786
All other assets	4,665,733	4,789,297

	$21,424,623	$19,500,706

Deferred income taxes	$79,814	$43,774
All other liabilities	19,295,439	17,626,767

	19,375,253	17,670,541
Share-owner's equity	2,049,370	1,830,165

	$21,424,623	$19,500,706

        Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    Derivative Financial Instruments

        Protective utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

        Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involved exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. Protective uses interest rate swap contracts, caps, and floors to modify the interest characteristics of certain investments and liabilities. Swap contracts are also used to alter the effective durations of assets and liabilities. Protective uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

        Derivative instruments expose Protective to credit and market risk. Protective minimizes its credit risk by entering into transactions with highly rated counterparties. Protective manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

        Protective monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. Protective's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into Protective's overall interest rate and currency exchange risk management strategies.

        All derivatives are recognized on the balance sheet (in "other long-term investments" or "other liabilities") at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, Protective designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (3) as a derivative either held for investment purposes or held as a natural hedging instrument designed to act as an economic hedge against the changes in value or cash flows of a hedged item ("other" derivative). Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualified as — a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Protective formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Protective also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Protective discontinues hedge accounting prospectively, as discussed below.

        Protective discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

        Fair-Value Hedges.  Protective has designated, as a fair value hedge, callable interest rate swaps used to modify the interest characteristics of certain stable value contracts. In assessing hedge effectiveness, Protective excludes the embedded call option's time value component from each derivative's total gain or loss. In 2002 and 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $0 and $1.3 million, respectively. Both the measured ineffectiveness and the excluded time value component are reported in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Cash-Flow Hedges.  Protective has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, Protective pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, Protective designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. During 2002, a pretax loss of $19.8 million representing the change in fair value of the hedged contracts and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income. For the year ended December 31, 2002, the amount of the hedge's ineffectiveness reported as a loss was insignificant. Additionally, as of December 31, 2002, Protective reported a reduction to accumulated other comprehensive income of $2.1 million (net of income tax of $1.1 million) related to its derivative designated as a cash flow hedge. During 2003, Protective expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expenses, approximately $0.9 million.

        Other Derivatives.  Protective uses certain interest rate swaps, caps, floors, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments. In 2002 and 2001, Protective recognized total pre-tax losses of $3.0 million and $1.2 million, respectively, representing the change in fair value of these derivative instruments as well as realized gain or loss on contracts closed during the period.

        On its foreign currency swaps, Protective recognized a $70.8 million pre-tax gain in 2002 while recognizing a $74.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2001, Protective recognized an $8.2 million pre-tax loss on its foreign currency swaps while recognizing an $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net loss and net gain in 2002 and 2001, respectively, primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net loss and net gain is reflected in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Protective has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2002 and 2001, Protective recognized a $2.0 million and $12.2 million pre-tax gain, respectively, for the change in the asset swaps' fair value and recognized a $7.8 million and $16.9 million pre-tax loss, respectively, to separately record the embedded equity options at fair value.

        At December 31, 2002 and 2001, contracts with a notional amount of $6.0 billion were in an $83.9 million net gain position. At December 31, 2001, contracts with a notional amount of $4.5 billion were in a $3.5 million net loss position.

        Protective's derivative financial instruments are with highly rated counterparties.

    Cash

        Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. Protective has deposits with certain financial institutions which exceed federally insured limits. Protective has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

    Deferred Policy Acquisition Costs

        Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 3.0% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. Protective amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $542.5 million and $523.4 million at December 31, 2002 and 2001, respectively. During 2002, $62.5 million of present value of future profits was capitalized (relating to acquisitions and adjustments made during the year), a $2.1 million reduction came from the sale of a small subsidiary, and $41.3 was amortized. During 2001, $221.9 million of present value of future profits was capitalized and $42.1 million was amortized.

        The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2003	$33,600
2004	32,400
2005	30,500
2006	29,100
2007	28,100

    Goodwill

        The goodwill balance at December 31, 2002 and 2001, was $35.1 million and $36.0 million, respectively. The decrease of $0.9 million in 2002 relates to the sale of a small subsidiary in the first quarter. At October 31, 2002, Protective evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

    Property and Equipment

        Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Protective's Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

        Property and equipment consisted of the following at December 31:

	2002	2001
Home office building	$45,297	$42,980
Other, principally furniture and equipment	67,059	67,128

	112,356	110,108
Accumulated depreciation	73,478	63,771

	$38,878	$46,337

    Separate Accounts

        The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

    Stable Value Contracts Account Balances

        Protective markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. GICs and funding agreements are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value contract account balances include GICs and funding agreements issued by Protective as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by Protective. At December 31, 2002 and 2001 Protective had $2.2 billion and $1.7 billion of stable value contract account balances marketed through structured programs. Most GICs and funding agreements written by Protective have maturities of three to five years. At December 31, 2002, maturities of stable value contracts were $1.1 billion in 2003, $1.6 billion in 2004-2005, $1.3 billion in 2006-2007, and $59.2 million after 2007.

    Revenues and Benefits Expense

  •
  Traditional Life, Health, and Credit Insurance Products — Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

  Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

        Activity in the liability for unpaid claims is summarized as follows:

	2002	2001	2000
Balance beginning of year	$100,023	$109,973	$120,575
Less reinsurance	33,723	25,830	47,661

Net balance beginning of year	66,300	84,143	72,914

Incurred related to:
Current year	258,612	383,371	311,633
Prior year	(338)	(1,080)	(4,489)

Total incurred	258,274	382,291	307,144

Paid related to:
Current year	243,206	312,748	241,566
Prior year	22,528	81,220	60,972

Total paid	265,734	393,968	302,538

Other changes:
Acquisitions and reserve transfers	2,609	(6,166)	6,623

Net balance end of year	61,449	66,300	84,143
Plus reinsurance	54,765	33,723	25,830

Balance end of year	$116,214	$100,023	$109,973

  •
  Universal Life and Investment Products — Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 2002.

        Protective's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

    Income Taxes

        Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis of assets and liabilities determined for financial reporting purposes and the basis for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    Discontinued Operations

        On December 31, 2001, Protective completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

        The operating results and charges related to the sale of the Dental Division and discontinuance of other related operations at December 31 are as follows:

	2002	2001	2000
Total revenues	$15,809	$350,988	$368,319
Income (loss) before
income taxes from discontinued operations	$0	$(12,749)	$26,988
Income tax (expense)
Benefit	0	2,893	(10,689)

Income (loss) from discontinued operations	$0	$(9,856)	$16,299

Gain from sale of discontinued operations before income tax		$27,221
Income tax expense related to sale		(44,975)

Loss from sale of discontinued operations		$(17,754)

        Assets and liabilities related to the discontinued lines of business of approximately $5.1 million and $6.7 million, respectively, remain at December 31, 2002.

    Supplemental Cash Flow Information

        The following table sets forth supplemental cash flow information for the years ended December 31:

	December 31
	2002	2001	2000
Cash paid during the year:
Interest on debt	$987	$1,390	$3,310
Income taxes	$125,039	$27,395	$25,638

Noncash investing and financing activities
Reduction of principal on note from ESOP	$661	$342	$307
Acquisitions, related reinsurance transactions and subsidiary transfer
Assets acquired	$358,897	$2,549,484	$533,866
Liabilities assumed	$(489,412)	$(2,430,927)	$(371,457)

Net	$(130,515)	$118,557	$162,409

    Reclassifications

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

NOTE B — RECONCILIATION WITH STATUTORY REPORTING PRACTICES

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on Protective's statutory capital.

        The reconciliations of net income and share-owners' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owner's Equity
	2002	2001	2000	2002	2001	2000
In conformity with statutory reporting practices:(1)	$67,242	$163,181	$66,694	$852,645	$775,138	$628,274
Additions (deductions) by adjustment:
Deferred policy acquisition costs, net of amortization	197,835	163,243	157,617	1,683,224	1,532,683	1,189,380
Deferred income tax	(8,894)	47,964	(52,580)	(206,844)	(74,083)	(72,065)
Asset Valuation Reserve				189,828	108,062	103,853
Interest Maintenance Reserve	(3,344)	(10,444)	(3,540)	24,015	16,959	9,715
Nonadmitted items				272,137	139,500	97,447
Other timing and valuation adjustments	(63,189)	(32,564)	(38,349)	(357,244)	(334,198)	(195,445)
Discontinued operations		(193,688)
Noninsurance affiliates	15,920	19,022	21,276
Consolidation elimination	(48,176)	(49,164)	(21,675)	(172,477)	(280,728)	(221,204)

In conformity with generally accepted accounting principles	$157,394	$107,550	$129,443	$2,285,284	$1,883,333	$1,539,955

(1)	Consolidated

        As of December 31, 2002, Protective had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $81.4 million.

NOTE C — INVESTMENT OPERATIONS

        Major categories of net investment income for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$673,393	$609,578	$529,990
Equity securities	3,500	2,247	2,532
Mortgage loans	218,165	208,830	177,917
Investment real estate	881	2,094	2,027
Policy loans	37,463	31,763	14,977
Other	103,826	36,695	12,532

	1,037,228	891,207	739,975
Investment expenses	57,169	52,104	47,894

	$980,059	$839,103	$692,081

        Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$12,606	$(4,693)	$(14,787)
Equity securities	65	2,462	1,685
Mortgage loans and other investments	(357)	(3,892)	(3,654)

	$12,314	$(6,123)	$(16,756)

        In 2002, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $73.0 million, and gross losses were $60.3 million. In 2001, gross gains were $27.5 million, and gross losses were $29.7 million. In 2000, gross gains were $8.7 million, and gross losses were $28.4 million.

        Each quarter Protective reviews investments with material unrealized losses and tests for other-than-temporary impairments. Protective analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2002 and 2001, respectively, Protective recorded other than temporary impairments in its investments of $17.8 million and $12.6 million. Protective did not record any other-than-temporary impairments in its investments in 2000.

        Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Derivative financial instruments	$(12,959)	$(1,718)	$2,157

        The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$4,168,026	$199,316	$28,311	$4,339,031
United States Government and authorities	90,647	5,752	0	96,399
States, municipalities, and political subdivision	27,005	2,349	0	29,354
Public utilities	1,153,710	61,831	42,139	1,173,402
Convertibles and bonds with warrants	115,728	2,656	5,872	112,512
All other corporate bonds	5,655,949	348,809	101,818	5,902,940
Redeemable preferred stocks	1,700	127	0	1,827

	11,212,765	620,840	178,140	11,655,465
Equity securities	51,095	2,409	4,705	48,799
Short-term investments	447,155	0	0	447,155

	$11,711,015	$623,249	$182,845	$12,151,419

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$3,709,118	$84,965	$33,759	$3,760,324
United States Government and authorities	98,967	4,088	0	103,055
States, municipalities, and political subdivision	94,022	4,009	0	98,031
Public utilities	807,773	19,763	4,860	822,676
Convertibles and bonds with warrants	96,951	7,423	6,184	98,190
All other corporate bonds	4,910,614	117,092	99,500	4,928,206
Redeemable preferred stocks	1,612	0	3	1,609

	9,719,057	237,340	144,306	9,812,091
Equity securities	62,051	3,565	5,123	60,493
Short-term investments	228,396	0	0	228,396

	$10,009,504	$240,905	$149,429	$10,100,980

        The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

2002	Estimated Amortized Cost	Estimated Market Values
Due in one year or less	$844,795	$845,577
Due after one year through five years	2,678,879	2,742,360
Due after five years through ten years	2,601,183	2,765,927
Due after ten years	5,087,908	5,301,601

	$11,212,765	$11,655,465

        At December 31, 2002 and 2001, Protective had bonds which were rated less than investment grade of $860.6 million and $421.3 million, respectively, having an amortized cost of $960.8 million and $499.9 million, respectively. At December 31, 2002, approximately $70.9 million of the bonds rated less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Approximately $1,968.1 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

	2002	2001	2000
Fixed maturities	$227,283	$108,307	$109,625
Equity securities	(480)	715	(820)

        At December 31, 2002, all of Protective's mortgage loans were commercial loans of which 76% were retail, 8% were apartments, 7% were office buildings, and 7% were warehouses, and 2% were other. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 3.1% of mortgage loans. Approximately 75% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, North Carolina, South Carolina, Alabama, Florida, Virginia, California, Mississippi, Pennsylvania, Washington, and Ohio.

        Many of the mortgage loans have call provisions after 3 to 10 years. Assuming the loans are called at their next call dates, approximately $86.7 million would become due in 2003, $399.6 million in 2004 to 2007, and $355.0 million in 2008 to 2012, and $27.2 million thereafter.

        At December 31, 2002, the average mortgage loan was approximately $2.1 million, and the weighted average interest rate was 7.5%. The largest single mortgage loan was $24.8 million.

        For several years Protective has offered a type of commercial mortgage loan under which Protective will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2002 and 2001, approximately $475.5 million and $548.4 million respectively, of Protective's mortgage loans have this participation feature.

        At December 31, 2002 and 2001, Protective's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $20.6 million and $29.6 million, respectively. Since Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

        At December 31, 2002 and 2001, Protective had investments related to retained beneficial interests of mortgage loan securitizations of $295.7 million and $286.4 million, respectively.

        Certain investments with a carrying value of $87.6 million were non-income producing for the twelve months ended December 31, 2002.

        Policy loan interest rates generally range from 4.5% to 8.0%.

        On December 31, 2001, Protective Life Insurance Company had $117.0 million of securities sold under repurchase agreements with an interest rate of 2.0%. The agreement-to-repurchase liability is recorded as securities sold under repurchase agreements.

NOTE D — FEDERAL INCOME TAXES

        Protective's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2002	2001	2000
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Dividends received deduction and tax-exempt interest	(2.3)	(1.7)	(0.6)
Low-income housing credit	(0.5)	(0.5)	(0.4)
Other	2.1	(0.1)	0.0
State income taxes	0.6	0.2	1.2

Effective income tax rate	34.9%	32.9%	35.2%

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

	2002	2001	2000
Deferred policy acquisition costs	$51,998	$81,015	$41,533
Benefits and other policy liability changes	(22,359)	(127,189)	10,969
Temporary differences of investment income	(28,637)	7,145	(3,333)
Other items	7,892	(8,935)	129

	$8,894	$(47,964)	$49,298

        The components of Protective's net deferred income tax liability as of December 31 were as follows:

	2002	2001
Deferred income tax assets:
Policy and policyholder liability reserves	$320,081	$334,876
Other	3,001	10,893

	323,082	345,769

Deferred income tax liabilities:
Deferred policy acquisition costs	431,069	379,072
Unrealized gains (losses) on investments	98,857	39,100

	529,926	418,172

Net deferred income tax liability	$206,844	$72,403

        Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2002 was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $1.1 billion, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, Protective does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

        Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

NOTE E — DEBT

        Under revolving line of credit arrangements with several banks, PLC can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. These lines of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 40% of its total capital. At December 31, 2002, PLC had $30.0 million of borrowings outstanding under these credit arrangements at an interest rate of 1.92%.

        Protective has a mortgage note on investment real estate amounting to approximately $2.3 million that matures in 2003.

        Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 2002, the balance of the surplus debenture was $2 million. The debenture matures in 2003 and has an interest rate of 8.5%.

        Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

        Interest expense on debt totaled $1.4 million, $1.8 million, and $3.8 million in 2002, 2001, and 2000, respectively.

NOTE F — RECENT ACQUISITIONS

        In January 2001, Protective coinsured a block of individual life policies from Standard Insurance Company.

        In October 2001, Protective completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $166.1 million of present value of future profits.

        In June 2002, Protective coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company.

        These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

        Summarized below are the consolidated results of operations for 2002 and 2001, on an unaudited pro forma basis, as if the Inter-State, First Variable, and Conseco transactions had occurred as of January 1, 2001. The pro forma information is based on Protective's consolidated results of operations for 2002 and 2001, and on data provided by the acquired companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	2002	2001
Total revenues	$1,844,221	$1,649,798
Net income	160,020	121,577

NOTE G — COMMITMENTS AND CONTINGENT LIABILITIES

        Protective leases administrative and marketing office space in approximately 60 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $10.8 million.

        In February 2000, Protective entered into an arrangement related to the construction of a building contiguous to its existing home office complex. In connection with the arrangement Protective established a special purpose vehicle (SPV) that owns the building and leases it to Protective. The lease is accounted for as an operating lease under SFAS No. 13 "Accounting For Leases". The SPV is funded and its equity is held by outside investors, and as a result, neither the debt nor the building owned by the SPV are included in Protective's consolidated financial statements. Lease payments commence upon completion, which occurred January 31, 2003, and is based on then current LIBOR interest rates and the cost of the building. At the end of the lease term, February 1, 2007, Protective may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.6 million. Were Protective not to purchase the building, a payment of approximately $66.8 million would be due at the end of the lease term.

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives' relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Protective, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

NOTE H — SHARE-OWNER'S EQUITY AND RESTRICTIONS

        At December 31, 2002, approximately $1,384.0 million of consolidated share-owner's equity, excluding net unrealized gains on investments, represented net assets of Protective and its subsidiaries that cannot be transferred to PLC in the form of dividends, loans, or advances. In addition, Protective and its subsidiaries are subject to various state statutory and regulatory restrictions on their ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 2003 is estimated to be $93.1 million.

NOTE I — PREFERRED STOCK

        PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, Protective Life and Annuity Insurance Company (PL&A). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2002, PL&A paid a $50.0 thousand preferred dividend to PLC. PL&A paid a $1.0 million preferred dividend to PLC in 2001, and paid no preferred dividend during 2000.

NOTE J — RELATED PARTY MATTERS

        On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $3.8 million at December 31, 2002, is accounted for as a reduction to share-owner's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

        Protective leases furnished office space and computers to affiliates. Lease revenues were $3.5 million in 2002, $4.0 million in 2001, and $4.0 million in 2000. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $88.0 million, $82.6 million, and $76.7 million in 2002, 2001, and 2000, respectively. Commissions paid to affiliated marketing organizations of $8.2, $10.0 million, and $12.0 million in 2002, 2001, and 2000, respectively, were included in deferred policy acquisition costs.

        Certain corporations with which PLC's directors were affiliated paid Protective premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $16.0 million, $19.6 million and $50.9 million in 2002, 2001, and 2000, respectively. Protective and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $1.6 million, $5.9 million and $28.2 million in 2002, 2001, and 2000, respectively.

        For a discussion of indebtedness to related parties, see Note E.

NOTE K — OPERATING SEGMENTS

        Protective operates business segments, each having a strategic focus which can be grouped into three general categories: life insurance, retirement savings and investment products, and specialty insurance products. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

Life Insurance

        The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

        The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

Retirement Savings and Investment Products

        The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The segment also markets fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Additionally, the segment sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations.

        The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

Specialty Insurance Products

        The Asset Protection segment markets credit life and disability insurance products through banks, consumer finance companies, and automobile dealers, and markets vehicle and recreational marine extended service contracts.

Corporate and Other

        Protective has an additional business segment herein referred to as the Corporate and Other segment. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earning from several lines of business which Protective is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several subsidiaries.

        Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

        In December 2001, Protective sold substantially all of its Dental Division and discontinued other Dental related operations. Additionally, other adjustments were made to combine its life insurance marketing operations into a single segment, and to reclassify certain smaller businesses. Prior period segment results have been restated to reflect these changes.

(REPAGINATE SO SPREADING TABLES START ON EVEN PAGE.)

	Life Insurance		Retirement Savings and Investment Products		Specialty Insurance Products
Operating Segment Income	Life Marketing	Acquisitions	Stable Value Contracts	Annuities	Asset Protection	Corporate And Other
2002
Gross premiums and policy fees	$642,852	$315,347	—	$25,826	$490,452	$55,357
Reinsurance ceded	(422,668)	(76,333)	—	—	(228,719)	(19,260)

Net premium and policy fees	220,184	239,014	—	25,826	261,733	36,097
Net investment income	208,451	252,147	$246,098	220,433	43,789	9,141
Realized investment gains (losses)	—	—	(7,061)	2,277	—	—
Other income	1,344	1,826	—	3,229	33,670	1,414

Total revenues	429,979	492,987	239,037	251,765	339,192	46,652

Benefits and settlement expenses	228,225	315,929	196,576	186,107	200,958	34,436
Amortization of deferred policy acquisition costs	117,836	35,245	2,304	24,669	57,957	1,479
Other operating expenses	(41,501)	45,395	4,946	26,037	95,469	30,061

Total benefits and expenses	304,560	396,569	203,826	236,813	354,384	65,976

Income from continuing operations before income tax	125,419	96,418	35,211	14,952	(15,192)	(19,324)
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

2001
Gross premiums and policy fees	$542,407	$243,914	—	$28,145	$524,281	$51,072
Reinsurance ceded	(421,411)	(61,482)	—	—	(274,220)	(14,038)

Net premium and policy fees	120,996	182,432	—	28,145	250,061	37,034
Net investment income	178,866	187,535	$261,079	167,809	48,617	(4,803)
Realized investment gains (losses)	—	—	7,218	1,139	—	—
Other income	1,134	345	—	3,441	31,907	1,751

Total revenues	300,996	370,312	268,297	200,534	330,585	33,982

Benefits and settlement expenses	190,538	238,877	222,306	137,204	154,893	28,806
Amortization of deferred policy acquisition costs and goodwill	41,399	20,500	1,662	24,021	60,508	1,795
Other operating expenses	(22,957)	41,684	3,961	24,073	79,453	25,827

Total benefits and expenses	208,980	301,061	227,929	185,298	294,854	56,428

Income from continuing operations before income tax	92,016	69,251	40,368	15,236	35,731	(22,446)
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

2000
Gross premiums and policy fees	$487,720	$134,099	—	$30,127	$479,397	$44,600
Reinsurance ceded	(387,907)	(31,102)	—	—	(258,931)	(8,168)

Net premium and policy fees	99,813	102,997	—	30,127	220,466	36,432
Net investment income	152,317	116,940	$243,133	132,204	46,464	1,023
Realized investment gains (losses)	—	—	(6,556)	410	—	—
Other income	(1,379)	(4)	—	2,809	28,352	5,416

Total revenues	250,751	219,933	236,577	165,550	295,282	42,871

Benefits and settlement expenses	149,430	125,151	207,143	109,607	135,494	33,953
Amortization of deferred policy acquisition costs and goodwill	48,770	17,081	900	24,156	52,646	2,141
Other operating expenses	(23,255)	24,077	3,882	18,203	72,316	26,194

Total benefits and expenses	174,945	166,309	211,925	151,966	260,456	62,288

Income from continuing operations before income tax	75,806	53,624	24,652	13,584	34,826	(19,417)
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

Operating Segment Assets
2002
Investments and other assets	$4,193,732	$4,574,470	$3,930,669	$4,821,398	$1,069,341	$1,355,762
Deferred policy acquisition costs	973,631	438,092	4,908	93,140	165,751	7,702
Goodwill	—	—	—	—	34,795	348

Total assets	$5,167,363	$5,012,562	$3,935,577	$4,914,538	$1,269,887	$1,363,812

2001
Investments and other assets	3,431,441	$4,091,672	$3,872,637	$4,501,667	$1,050,546	$955,984
Deferred policy acquisition costs	829,021	418,268	6,374	128,488	142,230	8,302
Goodwill	—	—	—	—	35,644	348

Total assets	$4,260,462	$4,509,940	$3,879,011	$4,630,155	$1,228,420	$964,634

(1)	Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

Operating Segment Income	Adjustments(1)	Total Consolidated
2002
Gross premiums and policy fees	—	$1,529,834
Reinsurance ceded	—	(746,980)

Net premium and policy fees	—	782,854
Net investment income	—	980,059
Realized investment gains (losses)	$4,139	(645)
Other income	—	41,483

Total revenues	—	1,803,751

Benefits and settlement expenses	—	1,162,231
Amortization of deferred policy acquisition costs	—	239,490
Other operating expenses	—	160,407

Total benefits and expenses	—	1,562,128

Income from continuing operations before income tax	4,139	241,623
Income tax expense	84,229	84,229
Discontinued operations, net of income tax	—	—
Change in accounting principle, net of income tax	—	—

Net income		$157,394

2001
Gross premiums and policy fees	—	$1,389,819
Reinsurance ceded	—	(771,151)

Net premium and policy fees	—	618,668
Net investment income	—	839,103
Realized investment gains (losses)	$(16,198)	(7,841)
Other income	—	38,578

Total revenues	(16,198)	1,488,508

Benefits and settlement expenses	—	972,624
Amortization of deferred policy acquisition costs and goodwill	—	149,885
Other operating expenses	—	152,041

Total benefits and expenses	—	1,274,550

Income from continuing operations before income tax	(16,198)	213,958
Income tax expense	70,457	70,457
Discontinued operations, net of income tax	(27,610)	(27,610)
Change in accounting principle, net of income tax	(8,341)	(8,341)

Net income		$107,550

2000
Gross premiums and policy fees	—	$1,175,943
Reinsurance ceded	—	(686,108)

Net premium and policy fees	—	489,835
Net investment income	—	692,081
Realized investment gains (losses)	$(8,453)	(14,599)
Other income	—	35,194

Total revenues	(8,453)	1,202,511

Benefits and settlement expenses	—	760,778
Amortization of deferred policy acquisition costs and goodwill	—	145,694
Other operating expenses	—	121,417

Total benefits and expenses	—	1,027,889

Income from continuing operations before income tax	(8,453)	174,622
Income tax expense	61,478	61,478
Discontinued operations, net of income tax	16,299	16,299
Change in accounting principle, net of income tax	—	—

Net income		$129,443

Operating Segment Assets
2002
Investments and other assets	$123,829	$20,069,201
Deferred policy acquisition costs	—	1,683,224
Goodwill	—	35,143

Total assets	$123,829	$21,787,568

2001
Investments and other assets	$109,881	$18,013,828
Deferred policy acquisition costs	—	1,532,683
Goodwill	—	35,992

Total assets	$109,881	$19,582,503

(1)	Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

NOTE L — EMPLOYEE BENEFIT PLANS

        PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

        The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:

	2002	2001
Projected benefit obligation, beginning of the year	$50,869	$45,538
Service cost — benefits earned during the year	3,724	3,739
Interest cost — on projected benefit obligation	4,111	3,531
Actuarial gain (loss)	6,353	(357)
Plan amendment		1,162
Divestiture		(2,165)
Benefits paid	(2,878)	(579)

Projected benefit obligation, end of the year	62,179	50,869

Fair value of plan assets beginning of the year	44,024	40,822
Actual return on plan assets	(7,845)	(1,440)
Employer contribution	16,149	5,221
Benefits paid	(2,878)	(579)

Fair value of plan assets end of the year	49,450	44,024

Plan assets less than the projected benefit obligation	(12,729)	(6,845)
Unrecognized net actuarial loss from past experience different from that assumed.	28,252	10,213
Unrecognized prior service cost	1,886	2,026

Net pension asset recognized in balance sheet	$17,409	$5,394

        Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$3,723	$3,739	$3,338
Interest cost	4,111	3,531	3,195
Expected return on plan assets	(4,265)	(3,669)	(3,049)
Amortization of prior service cost	263	176	176
Amortization of transition asset			(17)
Amortization of losses	302	141
Recognized net actuarial loss
Cost of divestiture		186

Net pension cost	$4,134	$4,104	$3,643

        Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2002	2001	2000
Weighted average discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation level	4.50	5.00	5.25
Expected long-term rate of return on assets	8.50	8.50	8.50

        At December 31, 2002 approximately $7.7 million of the assets of the pension plan were in a group annuity contract with Protective and therefore are included in the general assets of Protective. Approximately $41.7 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

        Prior to July 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1999, retiree obligations are being fulfilled from pension plan assets.

        PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2002 and 2001, the projected benefit obligation of this plan totaled $17.1 million and $15.9 million, respectively, of which $14.5 million and $13.8 million, respectively, have been recognized in PLC's financial statements.

        Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$455	$686	$736
Interest cost	1,178	1,121	1,067
Amortization of prior service cost	16	19	19
Amortization of transition asset		37	37
Recognized net actuarial loss	71	233	194
Cost of divestiture and special termination benefits		1,807

Net pension cost	$1,720	$3,903	$2,053

        In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2002 and 2001, the liability for such benefits was approximately $1.2 million. The expense recorded by PLC was $0.1 million in 2002, 2001 and 2000. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

        PLC sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. PLC established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 2002, PLC had committed approximately 134,293 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million in 2002, 2001, and 2000.

        PLC sponsors a deferred compensation plan for certain directors, officers, agents, and others. Compensation deferred is credited to the participants in cash, PLC Common Stock, or as a combination thereof.

        Protective's share of net costs related to employee benefit plans was approximately $3.4 million, $5.4 million, and $4.1 million, in 2002, 2001, and 2000, respectively.

NOTE M — STOCK BASED COMPENSATION

        Certain Protective employees participate in PLC's stock-based incentive plans and receive stock appreciation rights (SARs) from PLC.

        Since 1973, Protective has had stock-based incentive plans to motivate management to focus on PLC's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

        The criteria for payment of performance awards is based primarily upon a comparison of PLC's average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life and multiline insurance companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC Common Stock.

        Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2000, 2001, and 2002, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	P-SARs	Estimated Fair Value
2002	192,360		$5,700
2001	153,490	40,000	4,900
2000	3,330	513,618	3,700

        A performance share is equivalent in value to one share of PLC Common Stock. Each P-SAR will convert to the equivalent of one stock appreciation right (SAR) if earned. Of the 2000 P-SARs awarded, 68,392 have been canceled and 100,072 have been converted to SARs. The remaining 345,154 P-SARs will convert to SARs in 2004 if earned. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, if earned and converted to SARs, expire 10 years after the grant date. At December 31, 2002, the total outstanding performance shares and P-SARs related to these performance-based plans measured at maximum payouts were 589,029 and 540,689, respectively.

        Between 1996 and 2002 SARs were granted (in addition to the P-SARs discussed above) to certain officers of PLC to provide long-term incentive compensation based solely on the performance of Protective's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2000, 2001, and 2002 is as follows:

	Wtd. Avg. Base Price	No. of SARs
Balance at December 31, 1999	$17.44	675,000
SARs Granted	22.31	217,500
SARs Cancelled	18.14	(17,500)

Balance at December 31, 2000	$18.64	875,000
SARs Granted	26.34	138,751
P-SARs Converted	22.31	100,072

Balance at December 31, 2001	$19.92	1,113,823
SARs Granted	32.00	480,000
SARs Exercised	32.60	(80,000)
SARs Cancelled	22.31	(15,000)

Balance at December 31, 2002	$23.90	1,498,823

        The outstanding SARs at December 31, 2002, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$17.44	580,000	3	580,000
22.31	376,323	7	183,823
31.26	50,000	8	0
31.29	12,500	8	2,500
32.00	480,000	9	0

        The SARs issued in 2000, 2001, and 2002 had estimated fair values at grant date of $1.5 million, $0.6 million, and $3.7 million, respectively. The fair value of the 2002 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 24.6% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.4%, a dividend rate of 2.0%, and an expected exercise date of 2008.

        PLC will pay an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date for each SAR.

        The expense recorded by PLC for its stock-based compensation plans was $5.2 million, $5.6 million, and $4.1 million in 2002, 2001, and 2000, respectively. PLC's obligations of its stock-based compensation plans that are expected to be settled in shares of PLC's Common Stock are reported as a component of share-owners' equity.

NOTE N — REINSURANCE

        Protective reinsures certain of its risks with, and assumes risks from other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, Protective generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of Protective's new life insurance and credit insurance sales is being reinsured. Protective reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

        Protective has reinsured approximately $216.1 billion, $169.5 billion and $126.0 billion in face amount of life insurance risks with other insurers representing $546.0 million, $565.1 million and $496.4 million of premium income for 2002, 2001, and 2000, respectively. Protective has also reinsured accident and health risks representing $61.5 million, $122.7 million and $125.8 million of premium income for 2002, 2001, and 2000, respectively. In 2002 and 2001, policy and claim reserves relating to insurance ceded of $2,304.9 million and $2,059.0 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 2002 and 2001, Protective had paid $45.5 million and $46.4 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2002, Protective had receivables of $66.1 million related to insurance assumed.

        In 2002, Protective discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.6 million. At December 31, 2002, Protective had recorded cash and receivables totaling $69.7 million, which reflects the amounts received and Protective's current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. As a result of the foregoing, Protective's 2002 pretax income increased $7.2 million.

NOTE O — ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

        The carrying amount and estimated fair values of Protective's financial instruments at December 31 are as follows:

	2002		2001
	Carrying Amount	Estimated Fair Values	Carrying Amount	Estimated Fair Values
Assets (see Notes A and C):
Investments:
Fixed maturities	$11,655,465	$11,655,465	$9,812,091	$9,812,091
Equity securities	48,799	48,799	60,493	60,493
Mortgage loans on real estate	2,518,151	2,826,133	2,512,844	2,671,074
Short-term investments	447,155	447,155	228,396	228,396
Liabilities (see Notes A and E):
Stable value account balances	4,018,552	4,124,192	3,716,530	3,821,955
Annuity account balances	3,744,000	3,795,794	3,248,218	3,166,052
Notes payable	2,264	2,264	2,291	2,291
Other (see Note A):
Derivative Financial Instruments	86,766	86,766	(1,634)	(1,634)

        Except as noted below, fair values were estimated using quoted market prices.

        Protective estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

        Protective believes the fair value of its short-term investments and notes payable to banks approximates book value due to either being short-term or having a variable rate of interest.

        Protective estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

        Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

        Protective estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair value represents the net amount of cash Protective would have received (or paid) had the contracts been terminated on December 31.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	GIC, Annuity Deposits and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs	Other Operating Expenses(1)
Year Ended December 31, 2002:
Life Marketing	$973,631	$4,031,021	$318	$48,558	$220,184	$208,451	$228,225	$117,836	$(41,501)
Acquisitions	438,092	3,240,407	395	1,054,031	239,014	252,147	315,929	35,245	45,395
Stable Value Contracts	4,908	0	0	3,930,668	0	246,098	196,576	2,304	4,945
Annuities	93,140	571,109	0	2,742,642	25,826	220,433	186,107	24,669	26,038
Asset Protection	165,751	328,849	777,797	8,714	261,733	43,789	200,958	57,957	95,469
Corporate and Other	7,702	55,863	2,212	96,118	36,097	9,141	34,436	1,479	30,061
Adjustments(2)	0	88,922	286	23,157	0	0	0	0	0

TOTAL	$1,683,224	$8,316,171	$781,008	$7,903,888	$782,854	$980,059	$1,162,231	$239,490	$160,407

Year Ended December 31, 2001:
Life Marketing	$829,021	$3,326,841	$303	$86,937	$120,996	$178,866	$190,538	$41,399	$(22,957)
Acquisitions	418,268	3,046,401	434	876,221	182,432	187,535	238,877	20,500	41,684
Stable Value Contracts	6,374	0	0	3,872,637	0	261,079	222,306	1,662	3,961
Annuities	128,488	281,074	0	2,232,779	28,145	167,809	137,204	24,021	24,073
Asset Protection	142,230	211,713	898,340	3,856	250,061	48,617	154,893	57,681	82,280
Corporate and Other	8,302	16,572	2,242	247	37,034	(4,803)	28,806	1,795	25,827
Adjustments(2)	0	92,084	334	24,195	0	0	0	0	0

TOTAL	$1,532,683	$6,974,685	$901,653	$7,096,872	$618,668	$839,103	$972,624	$147,058	$154,868

Year Ended December 31, 2000:
Life Marketing					$99,813	$152,317	$149,430	$48,771	$(23,255)
Acquisitions					102,997	116,940	125,151	17,081	24,077
Stable Value Contracts					—	243,133	207,143	900	3,882
Annuities					30,127	132,204	109,607	24,156	18,203
Asset Protection					220,466	46,464	135,494	50,132	74,830
Corporate and Other					36,432	1,024	33,953	2,140	26,196
Adjustments(2)					0	0	0	0	0

TOTAL					$489,835	$692,082	$760,778	$143,180	$123,933

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2)	Asset adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2002:
Life insurance in force	$248,994,479	$219,025,215	$21,523,110	$51,492,374	41.8%

Premiums and policy fees:
Life insurance	$854,813	$545,976	$235,198	$544,035	43.2%
Accident and health insurance	103,858	61,512	44,337	86,683	51.1%
Property and liability insurance	194,601	152,730	110,543	152,414	72.5%

TOTAL	$1,153,272	$760,218	$390,078	$783,132

Year Ended December 31, 2001:
Life insurance in force	$191,105,511	$171,449,182	$23,152,614	$42,808,943	54.1%

Premiums and policy fees:
Life insurance	$774,294	$565,130	$198,832	$407,996	48.7%
Accident and health insurance	181,508	122,747		58,761	0.0%
Property and liability insurance	158,890	83,274	76,295	151,911	50.2%

TOTAL	$1,114,692	$771,151	$275,127	$618,668

Year Ended December 31, 2000:
Life insurance in force	$153,371,754	$128,374,583	$17,050,342	$42,047,513	40.6%

Premiums and policy fees:
Life insurance	$670,113	$493,793	$112,668	$288,988	39.0%
Accident and health insurance	203,475	128,520	17,164	92,119	18.6%
Property and liability insurance	159,354	63,795	13,169	108,728	12.1%

TOTAL	$1,032,942	$686,108	$143,001	$489,835

SCHEDULE V — VALUATION ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
Additions
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charges to other accounts	Deductions	Balance at end of period
Allowance for Uncollected Reinsurance Receivable	$0	$0	$24,833	$0	$24,833

PART C

Item 24.    List of all Financial Statements and Exhibits

(a)   Financial Statements

        Financial Statements of First Variable Annuity Fund A and Protective Life Insurance Company are included in Part B hereof.

(b)   Exhibits

1.	Resolution of Board of Directors for the Company authorizing the establishment of the Separate Account (1)
2.	Not Applicable
3	(a).	Underwriting Agreement (2)
	(b).	Broker-Dealer Agreement (2)
4.	(a).	Individual Flexible Purchase Payment Deferred Variable Annuity Contract (1)
	(b).	Individual Deferred Variable Annuity Policy — Non Participating (VISTA)*
5.	Application for Variable Annuity (1)
6	(a).	Charter of Protective Life Insurance Company (3)
	(b).	By-laws of Protective Life Insurance Company (2)
	(c).	Consent of Protective Life Insurance Company to merger with First Variable Life Insurance Company (7)
	(d).	Consent of First Variable Life Insurance Company to merger into Protective Life Insurance Company (7)
7.	Not Applicable
8	(a).	Form of Fund Participation Agreement with Variable Investors Series Trust (4)
	(b).	Form of Fund Participation Agreement with Federated Insurance Series (4)
	(c)	Form of Fund Participation Agreement with Fidelity Variable Insurance Products Fund (5)
	(d)	Form of Fund Participation Agreement with American Century Investment Management (5)
	(e)	Form of Fund Participation Agreement with PBHG Insurance Series Fund (6)
9.	(a)	Opinion and Consent of Steven M. Callaway, Esq.*
	(b)	Consent of Sutherland Asbill and Brennan LLP*
10.	(a)	Consent of KPMG LLP, Independent Auditors*
	(b)	Consent of PricewaterhouseCoopers LLP, Independent Auditors*
11.	Not Applicable
12.	Not Applicable
13.	Not Applicable
14.	Not Applicable
15.	Powers of Attorney*

*	Filed herewith.

(1)	Incorporated by reference to Post-Effective Amendment No. 43 to Form N-4 (File Nos. 2-30164 and 811-1680) filed electronically on April 29, 1998.
(2)	Incorporated by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File No. 333-05053).
(3)	Incorporated by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-70984) filed with the Commission on October 28, 1993.
(4)	Incorporated by reference to the Form N-4 Registration Statement of First Variable Life Insurance Company Annuity Fund E, filed electronically with the Securities and Exchange Commission on September 14, 1996 (File Nos. 333-12197, 811-4092).
(5)	Incorporated by Reference to the Registrant's Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on or about April 28, 2000.
(6)	Incorporated by reference to Post-Effective Amendment No. 13 to the Form N-4 Registration Statement of First Variable Life Insurance Company — First Variable Annuity Fund E filed electronically with the Securities and Exchange Commission on April 25, 2001 (Registration No. 33-35749).
(7)	Incorporated herein by reference to Amendment No. 45 to the Form N-4 Registration Statement (Registration No. 333- , 811-4092) filed electronically with the Securities and Exchange Commission on January 2, 2004.

Item 25.    Directors and Officers of Depositor.

Name and Principal Business Address*	Position and Offices with Depositor
John D. Johns	Chairman of the Board, President, and Director
R. Stephen Briggs	Executive Vice President, Life and Annuity Division, and Director
Allen W. Ritchie	Executive Vice President and Chief Financial Officer and Director
Carolyn King	Senior Vice President, Acquisitions, and Director
Deborah J. Long	Senior Vice President, General Counsel, Secretary, and Director
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary, and Director
Judy Wilson	Senior Vice President, Stable Value Products
T. Davis Keyes	Director
Joseph William Hamer, Jr.	Director
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer, and Director
Carl S. Thigpen	Senior Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Alan E. Watson	Senior Vice President, Life and Annuity Division
Steve Walker	Vice President, Controller and Chief Accounting Officer
John B. Deremo	Senior Vice President, Life and Annuity Division

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26.    Persons Controlled by or Under Common Control With the Depositor or Registrant.

        The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life

Corporation. Protective Life Corporation is a Delaware insurance holding company whose stock is traded on the New York Stock Exchange. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company.

        Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2002 (File No. 1-12332) filed with the Commission on March 25, 2003.

Item 27.    Number of Contract Owners

        As of December 8, 2003, there were 54 Owners of Non-Qualified Contracts and 18 Owners of Qualified Contracts.

Item 28.    Indemnification

        Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter

(a)
First Variable Capital Services, Inc. is the principal underwriter for the Contracts and for the following investment companies:

          First Variable Annuity Fund E
Separate Account VL

(b)
The following persons are directors and officers of First Variable Capital Services, Inc.:
Name and Principal Business Address*	Positions and Offices with Underwriter
Carolyn King	President and Director
Laura N. Bryant	Secretary & Chief Compliance Officer
David J. Keeley	Chief Financial Officer and Assistant Secretary
Kevin B. Borie	Assistant Compliance Officer
Julena G. Johnson	Assistant Compliance Officer
Thomas Barrett	Assistant Financial Officer

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 30.    Location of Accounts and Records

        Protective Life Insurance Company and First Variable Capital Services, Inc., who are located at 2801 Highway 280 South, Birmingham, Alabama 35223, maintain physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.    Management Services

        Not Applicable.

Item 32.    Undertakings

(a)
Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)
Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)
Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)
In accordance with Section 26(f) of the Investment Company Act of 1940, Protective Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in this Registration Statement on Form N-4, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life Insurance Company.

REPRESENTATIONS

        The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

        1.    Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

        2.    Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b) (11) in any sales literature used in connection with the offer of the contract;

        3.    Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

        4.    Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant understanding of (1) the restriction on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on January 2, 2004.

FIRST VARIABLE ANNUITY FUND A
By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company
PROTECTIVE LIFE INSURANCE COMPANY
By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board, President, and Director (Principal Executive Officer)	January 2, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Executive Vice President, Chief Financial Officer, and Director (Principal Financial Officer)	January 2, 2004
/s/ STEVE WALKER Steve Walker	Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	January 2, 2004
/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Director	January 2, 2004

* Wayne E. Stuenkel	Director	January 2, 2004
/s/ DEBORAH J. LONG Deborah J. Long	Director	January 2, 2004
* Carolyn King	Director	January 2, 2004
/s/ RICHARD J. BIELEN Richard J. Bielen	Director	January 2, 2004
/s/ J. WILLIAM HAMER, JR. J. William Hamer, Jr.	Director	January 2, 2004
* T. Davis Keyes	Director	January 2, 2004

*By:	/s/ STEVE M. CALLAWAY Steve M. Callaway Attorney-in-fact	January 2, 2004

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PART A INFORMATION REQUIRED TO BE IN THE PROSPECTUS
TABLE OF CONTENTS
DEFINITIONS
FEE TABLE
HIGHLIGHTS
  Types of Contracts
  Deductions and Expenses of the Contracts
  Other Charges
  Taxes
THE COMPANY
FUND A
ADMINISTRATION
INVESTMENT OPTIONS
  The Available Options
  American Century Variable Portfolios, Inc.
  VP Income & Growth Fund.
  VP International Fund.
  VP UltraSM Fund.
  Federated Insurance Series
  Federated High Income Bond Fund II.
  Federated Prime Money Fund II.
  Federated Fund for U.S. Government Securities II.
  Fidelity Variable Insurance Products Fund
  VIP Contrafund Portfolio.
  VIP Growth & Income Portfolio.
  PBHG Insurance Series Fund, Inc.
  PBHG Small Cap Growth Portfolio.
  Voting Rights
  Substitution of Other Securities
THE CONTRACTS
  Immediate Contracts
  Deferred Contracts
DEDUCTIONS AND EXPENSES OF THE CONTRACTS, FUND A AND THE INVESTMENT OPTIONS
  Charges to the Contracts
  Charges to Fund A
  Charges to the Investment Options
ACCUMULATION PERIOD
  Free Look Right
  Delayed Investment Start Date
  Purchase Payment Amounts
  When an Accumulation Unit is Valued
  Crediting Accumulation Units
  Accumulation Unit Value
  Transfer of Variable Accumulation Units
  Systematic Transfers — Dollar Cost Averaging
  Asset Rebalancing Program
  Determination of Accumulation Unit Values Upon Transfer
  Net Investment Factor
  Accumulation Value
  Withdrawal Prior to Annuity Commencement Date
  Certain Administrative Procedures
ANNUITY PERIOD
  General
  Annuity Commencement Date
  Assumed Investment Rate
  Election and Effective Date of Election
  Fixed Annuity
  Variable Annuity
  Variable Annuity Unit Value
  Transfer of Variable Annuity Units
  Annuity Options
  Misstatement of Age or Sex
  Proof of Age and Survival
  Commutation
DEATH BENEFIT
  Death Benefit Provided by the Contract
  Election and Effective Date of Election
  Amounts Payable on Death of Payee after Annuity Commencement Date
  Payment of Death Benefit
  Amount of Death Benefit
DEFERMENT
RETIREMENT PLAN CONDITIONS
OWNERSHIP PROVISIONS
  Owner
  Change of Ownership
  Assignment
BENEFICIARY DESIGNATIONS
OTHER CHANGES IN THE CONTRACTS
RIGHT TO EXCHANGE THE CONTRACT
FEDERAL TAX CONSIDERATIONS
  General
  Diversification
  Investment Control
  Multiple Contracts
  Partial 1035 Exchanges
  Contracts Owned by Other than Natural Persons
  Tax Treatment of Assignments
  Gifting a Contract
  Death Benefits
  Income Tax Withholding
  Tax Treatment of Withdrawals — Non-Qualified Contracts
  Qualified Plans
  Tax Treatment of Withdrawals — Qualified Contracts
  Tax-Sheltered Annuities — Withdrawal Limitations
  Mandatory Distributions — Qualified Plans
  Tax Advice and Other Taxes
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
LEGAL PROCEEDINGS
PERIODIC REPORTS
STATE REGULATION
RESERVATION OF RIGHTS
SUSPENSION OF CONTRACTS
INQUIRIES
PRIOR CONTRACTS
FINANCIAL STATEMENTS
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A ACCUMULATION UNIT DATA
  Accumulation Units
PART B INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION
ADDITIONAL CONTRACT PROVISIONS
  The Contract
  Incontestability
  Modification
  Non-Participating
  Protection of Proceeds
  Periodic Reports
  Payments by Us
  Determination of Values
  Information to be Furnished to Us
  Termination
FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
FIRST VARIABLE LIFE INSURANCE COMPANY — FIRST VARIABLE ANNUITY FUND A NOTES TO FINANCIAL STATEMENTS For the Years Ended December 31, 2002 and 2001
FIRST VARIABLE LIFE INSURANCE COMPANY — FIRST VARIABLE ANNUITY FUND A NOTES TO CONDENSED FINANCIAL STATEMENTS (unaudited) For the Nine Months Ended September 30, 2003
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
CONSOLIDATED CONDENSED BALANCE SHEETS
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
PROTECTIVE LIFE INSURANCE COMPANY NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited) (Amounts in tables are in thousands)
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
PROTECTIVE LIFE INSURANCE COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (All dollar amounts in tables are in thousands)
PART C
REPRESENTATIONS
SIGNATURES